



Transforming GCP Applied Technologies

April 2020

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TABLE OF CONTENTS

I. Executive Summary

GCP Was Created Through a Spinoff from W.R. Grace in February 2016

GCP Applied Technologies Inc. ("GCP" or the "Company") spun-off from W.R. Grace with attractive market share across major product categories.



W.R. Grace (2015)

GRACE

- Catalysts Technologies
- **Construction Products**
- Materials Technologies

February 2016 Spin Off

gcp applied technologies

Specialty Construction Chemicals ("SCC")

#1 in Cement Additives
#2 in Concrete Admixtures

Specialty Building Materials ("SBM")

#1 in Bonded Pre-Applied Waterproofing Membranes

Preprufe

GCP had enviable products and was well positioned to succeed at the time of spinoff.

Source: GCP's public filings and presentations.

GCP's SCC Business Provides Essential Inputs for Concrete and Cement Applications

SCC Segment Overview

- SCC is one of the leading global providers of **cement additives** and **concrete admixtures**.
- The global market for cement additives and concrete admixtures is ~$5 billion.
- SCC's products primarily provide cement with **enhanced strength** and **resistance to cracking**, and can also help **reduce costs** for contractors by minimizing the amount of water and cement required in formulations.

Key Competitors







BASF – We create chemistry

Sika – BUILDING TRUST

SAINT-GOBAIN

SCC Revenue Breakdown

Revenue by End Product



Cement 25%
Concrete 75%

Revenue by Geography



LatAM 10%
EMEA 16%
N. America 48%
APAC 26%

2019 Revenue: $579 Million

Examples of Key Products



Admixtures that help producers ensure concrete meets job specifications

Cement additives that help improve strength, control water reduction, or aid grinding



SCC is one of the leading global providers of cement additives and concrete admixtures.

Source: GCP's public filings and presentations.

GCP's SBM Business Provides Important Protective Functions For Building Structures

SBM Segment Overview

- SBM provides **building materials** to the commercial construction, residential construction, and infrastructure end markets.

- The global market for SBM's products is ~$5 billion.

- SBM is a leading provider of bonded pre-applied **waterproofing membranes**, and also provides **fireproofing**, **roofing underlayment**, **air vapor barriers**, and **specialty flooring products**.

Key Competitors







SBM Revenue Breakdown

Revenue by End Product



Residential 19%

Specialty Construction 24%

Building Envelope 57%

Revenue by Geography[1]



APAC 16%

EMEA 24%

N. America 60%

2019 Revenue: $434 Million

Examples of Key Products



Mission critical waterproofing membrane for building structures



Protective underlayments for residential and commercial roofs

---

SBM is a building products provider with leading share in bonded pre-applied waterproofing membranes.

Source: GCP's public filings and presentations.
(1) LatAm accounts for less than 0.5% of annual revenue and has been excluded from the chart due to de minimis contribution.

GCP Has Disappointed Shareholders Since the Spinoff

GCP has had poor financial and stock price performance.

GCP Performance Since 2016

Organic Growth Has _Underperformed_ [2]

Direct Peers[1]



5.1%

0.2%

(4.9%) Relative Performance

Operating Margin Has _Underperformed_ [3]

Direct Peers[1]



13.4%

10.0%

(3.4%) Relative Performance

Stock Price Has _Underperformed_ [4]

Direct Peers[1]



101%

17%

(84%) Relative Performance

GCP's performance has been disappointing over the last four years.

Source: GCP's and Direct Peers' public filings and presentations, CapitalIQ. (1) Unless stated otherwise, Direct Peers in this presentation are defined as SIKA, SGO Construction Products segment, and CSL Construction Materials segment, except when comparing stock price returns, where SIKA, SGO, and CSL are used instead. Starboard's selection of these Direct Peers reflect its assessment of what firms can reasonably be considered GCP's peers in the construction chemicals and building products industries. However this analysis contains elements of subjectivity and the comparisons made herein may differ materially if different firms had been included. (2) Organic growth represents 2015 – 2019 average annual growth rate, with the exception of SGO Construction Materials, which is shown through 2018 as company resegmented in 2019. (3) Operating margin represents actual 2019 results, except for SGO Construction Materials, which shows Wall Street estimates due to company resegmentation. (4) Total returns for all periods include dividends; performance measured as of February 25, 2020. Share price performance for Direct Peers is equal-weighted.

Operating Performance Has Deteriorated

Since spinning off from W.R. Grace in early 2016, GCP's operating performance has suffered.

Historical Organic Revenue Growth – GCP[1]	Historical Organic Revenue Growth – Direct Peers[2]

 

GCP has lagged peers every year since spinning off from W.R. Grace

Historical Adjusted EBIT Margin - GCP[1]	Historical Adjusted EBIT Margin – Direct Peers[2]

 

GCP's Adj. EBIT margins have increasingly gapped away from peers

GCP's financial performance has been disappointing on both an absolute and relative basis.

Source: GCP's and Direct Peers' public filings. (1) GCP annual revenue and adjusted EBIT exclude results from Darex Packaging Technologies ("Darex Packaging"), which was sold in July 2017 and GCP's Venezuelan operations ("Venezuela"), which GCP excludes from its adjusted financials because of Venezuela's currency devaluation. (2) Direct Peers are as defined on pg. 8 and figures are calculated as an average. 2019 figures for SGO Construction Products reflect Wall Street estimates, where available, as SGO resegmented the Company in 2019 – Wall Street estimates for organic growth were unavailable so SGO Construction Products is excluded for the 2019 organic growth peer average.

STARBOARD VALUE®

Stock Price Performance Has Been Disappointing Due to Deteriorating Operating Performance

Since spinning off from W.R. Grace in February 2016, GCP's share price has significantly underperformed its peers as well as the broader market indices.

Summary Returns

Total Shareholder Return [1]

	3 Year	2 Year	1 Year	Since Spin-Off [2]
S&P 500 Index	40.2%	18.5%	14.1%	77.4%
Russell 3000	35.8%	16.2%	12.2%	72.8%
Proxy Peer Peer Group [3]	22.5%	8.3%	10.1%	75.6%
Direct Peer Group [4]	45.4%	24.3%	23.7%	100.7%
GCP Applied Technologies	**(25.0%)**	**(39.7%)**	**(24.7%)**	**17.2%**
Over / (Underperformance) vs. S&P 500	(65.1%)	(58.2%)	(38.8%)	(60.1%)
Over/(Underperformance) vs. Russell 3000	(60.8%)	(55.9%)	(36.9%)	(55.6%)
Over/(Underperformance) vs. Proxy Peer Group	(47.5%)	(48.0%)	(34.8%)	(58.4%)
Over/(Underperformance) vs. Direct Peer Group	(70.4%)	(64.0%)	(48.4%)	(83.5%)

Stock Price Performance Since Spin-Off [1][2]



One-Year Stock Price Performance [1]



Three-Year Stock Price Performance [1]



GCP stock price has significantly underperformed since spinning off from W.R. Grace.

Source: CapitalIQ.
(1) Total returns for all periods include dividends; performance measured as of February 25, 2020. Share price for Proxy Peers and Direct Peers is equal-weighted. (2) Spin off measured starting February 4, 2016. (3) Proxy Peers includes all peers listed on pg. 52 of the Company's 2020 definitive proxy statement, with the exception of Continental Building Products, which is excluded as the company was acquired in February 2020. (4) Direct Peers are as defined on pg. 8.

A Closer Look At the Last Two Years Reveals a Slew of Earnings Misses and Restructuring Announcements

Poor stock price performance over the past two years has been due to consistent earnings misses and perpetual restructuring actions.[1]



Poor stock price performance in recent years seem to be largely self-inflicted.

Source: GCP's public filings, CapitalIQ.
(1)   Two year period measured through February 25, 2020.

Change Is Urgently Needed at GCP

Since its spin from W.R. Grace in 2016, GCP has substantially underperformed shareholders' expectations, its main competitors, the overall market, and its potential.

Poor Stock Price Performance	☒ Underperformed its Direct Peers by 84% since spinning off from W.R. Grace.
Poor Operating Performance	☒ Operating margin at 10.0% is well below its Direct Peers at 13.4%.
	☒ Operating expense at 27.9% of revenue is well above Direct Peers at 19.3%.[1]
Failed Restructuring Efforts	☒ GCP has executed four restructuring efforts in three years with poor results.
	☒ Operating expenses on both an absolute and relative basis have remained stagnant despite incurring significant restructuring-related expenses.
Repeatedly Missed Expectations	☒ Consistently missed revenue or earnings expectations 15 out of the last 16 quarters.
	☒ Consistently revised guidance downwards.
Substantial Governance and Compensation Concerns	☒ Institutional Shareholder Services Inc. ("ISS") and Glass, Lewis & Co., LLC ("Glass Lewis") have previously highlighted that the Board has rewarded bottom quartile performance with top quartile pay.
	☒ Insular Board with significant interconnections among members and overall lack of relevant industry experience.

GCP's current Board has failed across the spectrum – operations, governance, compensation, and strategy.

Source: GCP's and Direct Peers' public filings, Starboard estimates. (1) Operating expense is not reported for the Direct Peers as defined on pg. 8, as a result, we use parent company metrics. Operating expenses reflect the average of SIKA, SGO, and CSL. The choice of SIKA, SGO, and CSL reflect Starboard's assessment of what firms can reasonably be considered GCP's peers in the construction chemicals and building products industries. However this analysis contains elements of subjectivity and the comparisons made herein may differ materially if different firms had been included.

STARBOARD VALUE®

We Believe There Is a Plan for Exceptional Value Creation

Despite years of disappointing performance, we firmly believe an opportunity exists to leverage GCP's best-in-class assets to create significant value for shareholders.

Opportunities

☑ **Reaccelerate revenue growth**

  – We believe the Company can, at a minimum, match broader industry growth rates through focus, innovation, and improved execution.

☑ **Improve margins**

  – Significant margin gap versus Direct Peers.[1]

  – Plan for meaningful savings across SG&A and manufacturing.

☑ **Expand into new product adjacencies**

  – Ample whitespace for the Company to grow into highly complementary product categories.

  – Healthy balance sheet to augment organic growth with selective M&A.

☑ **Reevaluate capital allocation strategy**

  – Focus on highest ROIC opportunities by reexamining R&D processes and promoting greater discipline among key decision makers.

☑ **Rebuild credibility with shareholders by delivering on commitments**

  – Improve forecasting abilities and better align management compensation with share price performance.

We believe there is an opportunity to create significant value under the leadership of a new and improved Board.

Source: GCP's and Direct Peers' public filings.
(1)   Direct Peers are as defined on pg. 8.

Bridge to Driving Improved Results

We believe that GCP can improve its EBIT margin by ~600 bps on a run rate basis, more than recouping all of the deterioration that has occurred through poor performance over the last few years.

- We believe there are not only significant cost improvement opportunities within gross margin and operating expenses, but also opportunities to re-accelerate revenue growth in-line or better than long-term industry growth rates.

Revenue Growth Target



2%
Accretive M&A
3%
Long-Term
Industry Growth
(4%)
'18 - '19 Organic Revenue Growth
Target Growth

Bridge to Post-Transformation EBIT Margin



10%
300 bps
300 bps
16%
2019 Adj.
EBIT Margin
Gross
Margin
Operating
Expense /
Capital Allocation
Pro Forma
Adj. EBIT
Marign

We believe significant value can be unlocked from operational improvements.

Source: GCP's public filings, Direct Peers' public filings, Starboard estimates based in part on both GCP's and Direct Peers' prior performance, and analysis from leading consulting firm engaged in the evaluation of GCP's operations and performance. Direct Peers are as defined on pg. 8.

Key Elements of Our Plan

Summary of Operational Improvement Opportunities

Revenue Growth

(3% - 5% Long-Term Growth Target)

- Focus on **sales execution** and **sales force compensation.**
- Reevaluate **pricing model** and **customer value proposition**.
- Streamline customer service processes to **increase accountability and ownership**.
- **Expand** into new product adjacencies.
- Introduce existing products into **new geographies**.

Gross Margin

(300 bps Margin Improvement)

- **Optimize** allocation of manufacturing resources.
- Drive **greater accountability** in product development process.
- **Decrease complexity** in manufacturing and supply chain.
- **Improve discipline** in raw material sourcing and formulation.

Operating Expense / Capital Allocation

(300 bps Margin Improvement)

- Streamline managerial organization to **improve productivity** and **decision-making efficiency**.
- Decentralize organizational structure to drive **more nimble decision making**.
- Explore opportunities for **process automation**.
- Review both capital and R&D resource allocation to **prioritize high ROI projects and investments**.
- Consider **accretive** and **strategic acquisitions**.

We have a plan for creating significant shareholder value at GCP.

Source: GCP's public filings, Starboard estimates, analysis from leading consulting firm, and interviews with industry experts.

Starboard Has a Long History of Driving Fundamental Improvements at Companies

Starboard has a <u>long history</u> of driving value for shareholders through constructive engagement with public company management teams and boards.

- Starboard has added or replaced approximately <u>241 corporate directors on 71 boards</u>.

- We have also served directly on <u>30 boards</u>.

- Marvell and Darden represent two examples of situations where we have <u>changed a majority of the Board</u>.

  – Summaries of our involvement with Marvell and Darden have been provided in the Appendix on slides 124 to 131.





Starboard has a long history of positive and constructive engagement with public companies.

We Have Nominated a Highly Qualified Group of Individuals Who Are Uniquely Equipped to Help Govern GCP

Collectively, our Board nominees are a powerful group of leading executives, chairmen and directors of well-performing industrial companies with the necessary experience and independence to oversee a value-enhancing transformation of GCP.

Overview of Starboard Nominees



Kevin W. Brown
Seasoned chemicals executive previously serving as the Executive Vice President of Manufacturing & Refining at LyondellBasell Industries

  



Marran H. Ogilvie
Experience public board member with extensive management, financial, and legal expertise.

   



Peter A. Feld
Seasoned finance executive with extensive knowledge of capital markets, corporate finance, and public company governance practices. Currently serving as Managing Member and Head of Research at Starboard Value LP.

  



Andrew M. Ross
Seasoned chemicals executive previously serving as President of the Pigments and Additives business of Rockwood Holdings

  



Janet P. Giesselman
Seasoned chemicals executive previously serving as President of Dow Chemical's Oil and Gas Division.

  



Linda J. Welty
Seasoned chemicals executive previously serving as COO of Flint Ink and as President of the Specialty Group at H.B. Fuller

  



Clay H. Kiefaber
Seasoned industrials executive previously serving as CEO and President of Colfax and Group President of Architectural Coatings and Windows at Masco

  



Rob H. Yanker
Nearly three decades of experience advising senior industrial and chemical industry executives on managerial and operational matters. Currently serving building materials, construction and wholesale distribution clients.

  

☐ **Existing Board Member of GCP** [1]

Source: Bloomberg as it pertains to Starboard's nominees.
(1) Starboard nominees, Clay Kiefaber and Marran Ogilvie, are current directors of GCP. The Company is re-nominating only Clay Kiefaber for election at the 2020 Annual Meeting.

This Election Contest Is the Result of 15 Months of Unfruitful Attempts to Work with the Company

Starboard has spent the past 15 months attempting to constructively engage with the Board and management to chart a better course for the Company – our efforts have largely been ignored or rebuffed.



8/9/2018: Starboard becomes a shareholder of GCP following dismal Q2 earnings where share price fell over 8%.

11/6/2018: GCP reduces 2018 guidance for a second time in the year.

1/23/2019: Starboard has an initial discussion with Greg Poling regarding GCP and Starboard's views.

2/1/2019: Starboard delivers a private nomination notice to GCP and requests meeting to discuss.

2/5/2019: Starboard speaks with Greg Poling regarding Starboard's Board nominations.

2/25/2019: At Company's request, Starboard signs NDA and has a meeting to discuss the Company's decision to announce a review of strategic alternatives and disclose Starboard nomination.

2/27/2019: GCP issues letter to shareholders announcing a review of strategic alternatives and publicizes Starboard Value's nomination notice.

3/11/2019: GCP announces a settlement with Starboard that includes the appointment of two new board members.

6/18/2019: GCP announces it has concluded its strategic review with no transaction.

7/1/2019: GCP announces the appointment of Randy Dearth as CEO and Greg Poling as Executive Chairman.

H2 2019: **Starboard Value has many private discussions with GCP's leadership and Board to discuss the Company's strategy and the path forward, looking to come to a resolution. Company refuses repeatedly to hold meaningful discussions regarding board composition and governance.**

1/13/2020: Starboard publishes letter to GCP, including its nomination of director candidates for election at GCP's 2020 Annual Meeting.

This election contest is the result of numerous failed efforts to constructively engage with the Company. Shareholders deserve a Board that appropriately values shareholder input.

Source: GCP's public filings.

Starboard Value
18

Protect and Enhance Your Investment by Voting on the WHITE Proxy Card Today

- Starboard has a long history of driving operational, financial, and strategic turnarounds.

- We believe we have a better plan to create value.

- We believe we have a superior slate of directors.

- Vote on Starboard's WHITE proxy card today

Vote for meaningful change

Vote to allow us to improve GCP for the benefit of ALL shareholders

Vote on Starboard's WHITE proxy card today

II. Change Is Required at GCP

A) **Poor Operating and Financial Performance**

The Company Had High Expectations at the Time of its Spinoff from W.R. Grace

Management envisioned the Company as a best-in-class construction chemicals asset benefitting from favorable industry tailwinds with leading market share and defensible competitive advantages.

Favorable Industry Tailwinds

Excerpt From 2016 GCP Investor Day Presentation

5 Year Market and Acquisition Framework[1]

	Market Growth Outlook	GCP Growth Framework	5 Year Annualized Growth Rate
Global Construction	2% - 4%	2x Market	4% - 8%

Favorable Company Characteristics

" **We're number one in about 2/3 of the segments in which we compete**…We're number one in the cement additives business…Number two in concrete admixtures worldwide…We're number one in a segment of the waterproofing business"

- Greg Poling, President & CEO
January 2016

" We have a nimble, very low capital intensity business, and a very flexible footprint…We think these are sustainable advantages…**Our margins and return on invested capital are as high as you'll see in the industry**…"

- Greg Poling, President & CEO
January 2016

Management not only believed that the global construction market would experience robust growth, but also that GCP would be able to organically grow at twice the market rate while retaining attractive margins due to its advantaged industry position.

GCP was well positioned to succeed as a standalone construction chemicals company.

Source: GCP's public filings, presentations, and transcripts.

Wall Street Analysts Agreed That the Outlook for GCP Seemed Favorable

Wall Street analysts broadly agreed with management's enthusiasm for the business, citing macroeconomic tailwinds and strong market positioning as key positives for the Company.

Select Commentary From Wall Street Analysts

"GCP will focus largely on the non-residential construction market, with a smaller business in packaging materials as ballast. **Longer-term, GCP should be able to lean on its market leading position and new product pipeline to out-pace end market growth, support margins, and grow EPS at an estimated 10% CAGR through the end of the decade.**"

- Jefferies
February 2016

"**We view this US non-residential construction exposure (particularly exposure to cement and concrete demand) as a positive**, since cement volumes are still 25% below levels 10 years ago and 3% below the 20-year average prior to the 2008/09 recession."

- Goldman Sachs
February 2016

"Despite some indications that non-residential construction spending growth in the U.S. could be entering a mature phase of the cycle, **there are some spots of steady growth in significant markets for GCP**, such as the multifamily market and infrastructure spending with the passage of the Federal Aid Highway Program. **These markets may help to boost overall growth above rates for total construction, in our opinion.**"

- KeyBanc Capital Markets
May 2016

Wall Street analysts also seemed enthused by GCP's business fundamentals and industry tailwinds.

Source: Wall Street research.

While Industry Growth Has Met Expectations, GCP's Growth Has Severely Disappointed

Over the last four years, global construction growth has broadly tracked expectations, yet GCP's revenues have fallen far short despite initial claims that its revenues could grow at double the industry growth rates.

2015 – 2019 Global Construction Industry Trends



2015 – 2019 GCP Organic Revenue Growth



GCP's revenue growth has fallen behind industry growth rates.

Source: GCP's public filings, U.S. Census Bureau, Eurostat, and Starboard estimates based on management commentary and GCP's financial filings.
(1) Median of 2016 Investor Day target range of 4% - 8% 5-year annualized growth rate.
(2) SCC segment revenues exclude Venezuela operating results.

Operating Margins in Both Segments Have Eroded Despite Industry Tailwinds

Over the past four years, operating margins have deteriorated in both businesses.

2016 – 2019 Adjusted EBIT Margins[1]	'16 – '19 Adj. Operating Expense as % of Revenue[1][2]

SCC Segment





SBM Segment





Operating margins have severely eroded despite a robust macroeconomic environment.

Source: GCP's public filings.
(1) SCC segment results exclude impact of Venezuela operations.
(2) Adjusted operating expense calculated as Company reported Adjusted Gross Profit less Company reported Adjusted EBIT.

Despite GCP's Struggles, Its Closest Peers Have Not Faced Similar Challenges

While GCP has struggled to improve both revenue growth and operating margins, its direct competitors have fared significantly better.

2015 – 2019 Organic Sales CAGR



GCP 2016 Investor Day
Target Midpoint: 6.0%
'15 – '19 U.S. Non-Res. Construction CAGR: 2.8%
0.2%
4.4%
5.2%
5.6%
(1)
(2)
gcp applied technologies
SAINT-GOBAIN Construction Products
Sika BUILDING TRUST
CARLISLE Construction Materials

Direct Peers have organically grown revenues at nearly double the industry rate (3)

2015 – 2019 Change in Adj. EBIT Margin



(2.4%)
0.7%
0.7%
0.4%
(2)
gcp applied technologies
SAINT-GOBAIN Construction Products
Sika BUILDING TRUST
CARLISLE Construction Materials

Direct Peers have all grown operating margins while GCP's have declined (3)

The Company's struggles since spinning off from W.R. Grace seem to be unique among peers and demonstrate a need for enhanced oversight.

Source: GCP's and Direct Peers' public filings, and Starboard estimates based on management commentary and GCP's financial filings.
(1) Excludes Darex packaging segment and contributions from Venezuela business. (2) 2019 figures for SGO Construction Products reflect Wall Street estimates, where available, as SGO resegmented the Company in 2019 – Wall Street estimates for organic growth were unavailable so SGO Construction Products is excluded for the 2019 organic growth peer average. (3) Direct Peers are as defined on pg. 8.

GCP's Closest Peers Seem to Have Enjoyed a Robust Macro Environment

As an example, over the last two years, GCP's closest peers for the SBM segment have enthusiastically discussed the robust macro environment while GCP has struggled.

SBM Peer Commentary[1][2]

"We're in the very lucky situation that in our seven target market we have everywhere opportunity to grow…**from concrete to roofing to waterproofing, great opportunities**." *(May 2018)*



"We have an outstanding pipeline of **big newly won construction projects**, many new products and initiatives…" *(October 2018)*

"We achieved in terms of **organic growth, particularly strong growth in the U.S.**, in Eastern Europe, the African continent, but also in a number of Latin American countries…" *(February 2020)*

"Sales growth was led by our CCM business, which outpaced strong single ply roofing industry trends and took advantage of a **robust North American nonresidential construction market.**" *(February 2018)*



"CCM [exhibits]…sustainable **mid-single-digit organic growth**, supported by a multiyear commercial reroofing cycle…" *(July 2019)*

"In our roofing and waterproofing businesses, our backlog remains pretty robust…whether it's **admixtures or roofing or waterproofing, we seem to be taking some market share**…" *(January 2020)*



GCP Commentary[2]

"**So we have a market growth rate that is a little – still growing but a little softer than this year.** So if we see a stronger construction market, that clearly would be a positive." *(November 2018)*



"SBM's revenue was **down 11% year-over-year**. Our **project-based Building Envelope business was down 12%** as growth in EMEA was more than offset by **declines in North America and Asia Pacific**." *(November 2019)*

"This residential improvement was offset by **continued softness in large project activity** for Building Envelope." *(February 2020)*

"The **reduction of the Building Envelope business contributed significantly to the margin reduction** as well as the overall mix." *(February 2020)*

The divergence in experiences between GCP and its closest peers is difficult to understand.

Source: GCP, CSL, RPM and Sika public filings and transcripts. (1) The selection of Sika, CSL, and RPM reflect Starboard's assessment of what firms can reasonably be considered peers to GCP's SBM segment. However, this analysis contains elements of subjectivity and the comparisons made herein may differ materially if different firms had been included. (2) Emphasis in quotations have been added by Starboard.

GCP Has Been in a State of Perpetual Restructurings Since Its IPO

GCP has announced <u>four</u> restructurings in <u>three</u> years.

First Stated It Didn't Need Restructuring

"**We think we're about structured correctly for how we see each one of these markets today**…I think Fred and Hudson made the point, **we did the restructuring for the spin in front, not after. So, we like the size of the organization today**, in fact, you'll see a little bit of increase - no, not a little bit. You'll see some investment in the R&D side."

– Greg Poling, CEO, GCP Applied Technologies (January 2016)

Then Implemented 4 Restructuring Plans

<u>FOUR</u> Restructuring Plans Have Been Approved By the Board Over the Past Three Years

($ in millions)



2017 Restructuring Plan	2018 Restructuring Plan	2019 Restructuring Plan (Phase 1)	2019 Restructuring Plan (Phase 2)	Total Realized Savings (Annualized)	Additional Promised Savings	Total Targeted Savings By 2021[1]
$14	$25	$13	$8	$60	$33	$94

The Board has approved four restructuring initiatives in three years intended to drive improved results.

Source: GCP's public filings.
(1) Targeted savings reflect intended impact of announced restructuring plans on expenses within continuing operations.

All Four Plans Appear to Be Similar in Scope

Each of the four restructuring initiatives approved by the Board over the past three years has seemingly had significant overlap in scope, suggesting prior restructurings were either poorly designed or poorly executed.

Excerpts From GCP 2019 10-K Regarding Restructuring Initiatives Since 2017

2017 Restructuring and Repositioning Plan (the "2017 Plan")

On June 28, 2017, the Board of Directors approved a restructuring and repositioning plan to streamline GCP's operations, reduce its global cost structure and reposition itself as a construction product technologies company.

2018 Restructuring and Repositioning Plan (the "2018 Plan")

On August 1, 2018, the Company's Board of Directors approved a business restructuring and repositioning plan. The 2018 Plan was designed to streamline operations and improve profitability primarily within the concrete admixtures product line of the SCC segment by focusing on the Company's core markets, rationalizing non-profitable geographies, reducing its global cost structure and accelerating the integration of VERIFI® into the Company's global admixtures business. Substantially all of the restructuring actions have been completed as of December 31, 2019 and resulted in the net reductions of approximately 8%-10% of the Company's workforce.

2019 Restructuring and Repositioning Plan (the "2019 Plan")

On February 22, 2019, the Board of Directors approved a business restructuring and repositioning plan (the "2019 Plan"). The 2019 Plan is focused on GCP's global supply chain strategy, processes and execution, including its manufacturing, purchasing, logistics, and warehousing operations. The plan also addresses GCP's service delivery model, primarily in North America, to streamline the Company's pursuit of combined admixture and VERIFI® opportunities.

2019 Phase 2 Restructuring and Repositioning Plan (the "2019 Phase 2 Plan")

On July 31, 2019, the Board approved a business restructuring and repositioning plan to further optimize the design and footprint of the Company's global organization, primarily with respect to its general administration and business support functions, and streamline cross-functional activities (the "2019 Phase 2 Plan").

Since 2017, GCP has been perpetually trying to "reduce its global cost structure" and "streamline operations."

All Four Restructuring Plans Have Failed to Improve Operating Expenses

Despite the four restructuring plans, operating expenses – on both an absolute and relative basis – have not declined.

Adjusted Operating Expenses [1]



($ in millions)

$273	$296	$293	$283
2016	2017	2018	2019

Operating expense has INCREASED since spinoff despite multiple restructuring initiatives

Adjusted Operating Expenses as % of Revenues [1]



26%	27%	26%	28%
2016	2017	2018	2019

Operating expense as a percent of revenue has also INCREASED

Despite four announced restructurings, operating expenses are higher.

Source: GCP's public filings.

(1)   Excludes Darex Packaging which was sold in July 2017 and Venezuela results, which GCP excludes from its adjusted financials because of Venezuela's currency devaluation.

GCP Has Incurred Significant Costs Associated with Its Restructuring Plans

Since 2017, GCP has spent $78 million on restructuring and repositioning activities.

- GCP has cumulatively spent $38 million on restructuring activities aimed at streamlining product offerings and manufacturing locations, and $40 million in repositioning activities, with **significant payments for consulting services**.

Restructuring & Repositioning Costs(1)

($ in millions)



Amount spent on advisors and consultants doubled in 2019!
(Excludes the ~$5mm spent on "activism" advisors)
$23
$10
$14
$24
$10
$15
$30
$20
$10
$78
$40
$38
2017
2018
2019
'17 - '19 Total
Restructuring expenses
Repositioning expenses

GCP has spent $78 million, or ~$1.00 per share, on advisory fees and restructurings over the past three years.

Source: GCP's public filings.
(1) Repositioning costs include fees related to consulting and other professional services associated with the restructurings.

STARBOARD VALUE
31

Despite Substantial Spend on Restructuring, Operating Income Has Declined

Despite spending $78 million on restructuring and repositioning activities, operating income has declined.

- <u>**Significant payments for consulting services**</u> seem to have been ineffective.
  - <u>**Effective consulting projects aim to provide a benefit to clients that is $5 - 10x$ project fees**</u> – continued poor performance suggests consulting projects may have been poorly designed or poorly executed.



Adjusted EBIT[1]

($ in millions)

Adjusted EBIT has <u>contracted by ~30%</u> since 2016

$150

$127

$119

$102

2016   2017   2018   2019

Restructuring efforts seem to have been ineffective.

Source: GCP's public filings.
(1)   Excludes Darex Packaging which was sold in July 2017 and Venezuela results, which GCP excludes from its adjusted financials because of Venezuela's currency devaluation.

We Believe the Lack of Profitability Improvements May Be In Part Due to GCP's Atypical Recognition of "Cost Savings"

GCP claims "cost savings" for the removal of operating expenses in businesses that it exits. We believe this is misleading, because market exits also reduce both revenue and gross profit. Further, market exits ultimately indicate a business failure in certain geographies, and should not be viewed as accomplishments.

Majority of Cost Savings from the 2018 Restructuring Plan Should Not Come From Market Exits

"Looking at 2019 guidance, … **Of the $28 million in savings, the largest contribution is the $18 million that's coming from the market exit program**, followed by our supply chain and G&A programs respectively."

- Craig Merrill, Interim CFO, 11/6/2019

Revenue Impact from SCC Market Exits

incurred under the 2018 Plan since its inception were $22.0 million for restructuring and asset impairments and $10.6 million for repositioning. During 2019, we achieved annualized pre-tax cost savings of $25 million under the 2018 Plan. Approximately 75% and 25% of the total pre-tax cost savings were attributable to SCC and SBM, respectively, and related primarily to a reduction in cost of goods sold and selling, general and administrative expenses. By the end of 2020 , we expect a total SCC revenue reduction of $65 million to $75 million as a result of exiting non-profitable geographic markets under the 2018 Plan. Such revenue reductions amounted to $49 million and $10 million , respectively, in 2019 and 2018.

Rather than holding management accountable for right-sizing the cost structure of GCP's SCC business and actually improving operations, the Board has settled on accepting market exits to stem the significant losses generated by GCP's fundamental operating inefficiencies. This is not a long term strategy.

Source: GCP's public filings and transcripts.

The Company's Claim of "Improved Profitability" in SCC Is Misleading

The Company would like to claim credit for improving SCC's margins, but it has "improved margins" from 2018 – 2019 by shaving ~$64 million off the topline, and operating profit is still much lower than at spinoff.

The Company Wants Credit for Expanding SCC Margins In the Last Year…

GCP's Significant Performance Improvement and Business Momentum Entering the COVID-19 Crisis

GCP has substantially strengthened its operating performance and created significant business momentum under the leadership of our CEO, Randy Dearth:

- **Achieved four consecutive quarters of improved profitability** for Specialty Construction Chemicals (SCC) while expanding margins by 360 basis points in 2019;

- Completed GCP's **best year of price capture** as a public company in 2019, concurrent with our country exit and portfolio rationalization strategy;

… But SCC Revenue Has Dramatically Decreased Since Spinoff



Revenue decreased by $36 million

… And EBIT Remains Significantly Lower Than It Was At Spinoff [1]



Adj. EBIT has decreased by $13 million, even including $18 million in "market exits" savings

GCP's market exits suggest a failure to compete in its geographies, not a commitment to operating excellence.

Source: GCP's public filings.
(1)   Excludes Darex Packaging which was sold in July 2017 and Venezuela results, which GCP excludes from its adjusted financials because of Venezuela's currency devaluation.

Recent Improvements in SCC's Margins Have Not Been Driven by Fundamental Operational Improvements

While Adjusted EBIT margins for the SCC segment seem to have improved over the last twelve months, improvements have been driven by a <u>reduction in revenue</u> from <u>exiting unprofitable geographies</u>.

- While Adjusted EBIT margins within SCC seem to have improved over the past year, margin improvement at the expense of revenue growth is <u>**not a sustainable strategy**</u>.

- Over the past year, even as gross margins have improved, the Company's <u>**operating expense as a percent of revenue has remained stagnant**</u>, suggesting <u>**fundamental operational efficiencies have not yet been addressed**</u>.

SCC Revenues Have Declined...	...And While Both Gross Margins...

($ in millions)





...And Adj. EBIT Margins Have Improved...	...Operating Expense as % of Revenue Remains Stagnant[1]





We believe recent improvements in SCC margins are unsustainable without fundamental operational changes.

Source: GCP's public filings.
(1) Excludes Darex Packaging which was sold in July 2017 and Venezuela results, which GCP excludes from its adjusted financials because of Venezuela's currency devaluation.

In Addition, Total Company Profits Have Continued to Decline

While the Company would like to take credit for recent improvements in SCC, total Company revenue continues to decline due to troubling performance in SBM and lack of corporate cost discipline.

While SCC Adj. EBIT Improved in 2019…


($ in millions)
$17 million increase
$40
$57
2018
2019

… SBM Adj. EBIT Declined at an Alarming Rate…


($ in millions)
$28 million decline
$114
$86
2018
2019

… While Corporate Costs Increased…


($ in millions)
$6 million increase
$27
$33
2018
2019

… Leading to Overall Decline in Company Adj. EBIT


($ in millions)
$17 million decline
$119
$102
2018
2019

Total Company performance has continued to deteriorate despite a single year of improvement in SCC, which *still* remains *far below* its optimal profitability.

Source: GCP's public filings.

The Company's Capital Deployment Strategy Has Not Been Effective

Despite spending an increasing percentage of revenue on capital expenditures, the Company's investments have not led to better results.

Capital Expenditures	Organic Revenue Growth



CapEx as % of Revenue

	2015	2016	2017	2018	2019
	2.9%	3.9%	4.1%	4.9%	5.6%

■ SCC ■ SBM ■ Corporate



Despite capital expenditures continuing to grow on both an absolute and relative basis, revenue has declined.

The Company's capital investment strategy has not yielded positive results.

Source: GCP's public filings.
(1)   Median of 2016 Investor Day target range of 4% - 8% 5-year annualized growth rate.

B) Repeated Missed Expectations

GCP's Results Have Consistently Missed Expectations

The Company has failed to execute against its growth targets – both organic and inorganic.

2016 Investor Day Revenue Growth Targets

	Market Growth Outlook	GCP Growth Framework	5 Year Annualized Growth Rate
Global Construction	2% - 4%	2x Market	4% - 8%
GCP Bolt-on Acquisitions			2% - 4%

The Company had targeted a 5-year total revenue CAGR of 6% - 12%

Organic Growth Has Failed to Meet Expectations[1]

(Annual Organic Revenue Growth)



Management Target: 6.0%[2]

2016	2017	2018	2019
2.1%	(0.4%)	3.1%	(3.7%)

Growth Through M&A Has Also Not Materialized[3]

(Annual Total Revenue Growth)



Management Target: 9.0%[4]

2016	2017	2018	2019
(0.0%)	4.5%	3.8%	(9.9%)

GCP has failed to meet its revenue growth targets <u>by a wide margin</u>.

Source: GCP's public filings and presentations.
(1) Organic growth calculated as change in price plus change in volume. Excludes Darex Packaging and Venezuela results. (2) Management target based on midpoint of 4% - 8% organic growth target presented by management during 2016 Investor Day. (3) Excludes Darex Packaging and Venezuela results. (4) Management target based on midpoint of 4% - 8% organic growth target plus midpoint of 2% - 4% M&A growth target presented by management during 2016 Investor Day.

As a Result, Wall Street Analysts Have Grown Increasingly Disillusioned with the Company's Outlook

While Wall Street analysts initially subscribed to management's long-term revenue growth outlook, forward estimates have declined substantially over the past few years.



Wall Street Analyst Estimates For GCP's 2020 Revenue[1]

Initial Wall Street analyst estimates in 2017 implied a 5-year CAGR of ~4%, which would have been in-line with management's organic growth expectations from GCP's 2016 Investor Day[2]

2015 SCC + SBM Revenue[2]

Prior to COVID-19 pandemic, Wall Street analysts believed 2020 revenue could be less than that achieved nearly five years ago, despite strong industry tailwinds!

The Board's inability to execute on GCP's long-term growth plans is clear as evidenced by the perpetual downward revisions from Wall Street analysts.

Source: Bloomberg, GCP's public filings.
(1)   Chart shown beginning in August 2017 to exclude effect of Darex Packaging sale on Wall Street analyst estimates.
(2)   SCC revenue excludes contributions from Venezuela operations.

GCP's Operating Expense and EBIT Margins Have Also Continually Missed Expectations

The Company has failed to execute against its cost reduction and Adjusted EBIT margin targets.

Adjusted SG&A Expense Ratio Has Increased [1]

(SG&A Expense as % of Total Revenue)

"If you take the SG&A for this year, Mike, we're probably -- we're around 24% to 25% on remainco with all of the costs on the SG&A, okay? **We're targeting in '18 to get that number on a run rate basis down to 22% to 23%.**"

- Greg Poling, President & CEO
May 2017



Adjusted EBIT Margins Have Deteriorated [2]

"**We're going to target a couple of points of margin improvement over the timeframe you're talking about across the business.** But it really is going to be driven on creating value, we're either going to increase the quality or take the labor cost or production cost out of these products…"

- Greg Poling, President & CEO
May 2016



GCP failed to meet its cost reduction and operating margin targets.

Source: GCP's public filings, Starboard estimates.
(1) Calculated as Company reported Adjusted Gross Profit less Company reported Adjusted Operating Income less R&D Expense. Excludes Darex Packaging and Venezuela results.
(2) Excludes Darex Packaging which was sold in July 2017 and Venezuela results, which GCP excludes from its adjusted financials because of Venezuela's currency devaluation.
(3) Assumed based on management commentary of "a couple of points of margin improvement" in May 2016.

Both Business Segments Have Also Significantly Missed Expectations

GCP is operating at ~500 bps of underperformance in both its SCC and SBM segments.

| SCC – Adjusted EBIT Margin vs. Management Target | SBM – Adjusted EBIT Margin vs. Management Target |





" We targeted, although we don't have a specific date in mind but **overall annualized basis we ought to be able to get [SCC] up over 15%.** As you capture the new products Verifi will be a piece of that. We get good margins out of Verifi…**But all in, businesses ought to be north of 15% EBIT margin business.**"

- Greg Poling, President & CEO
August 2016

"These are all high-margin specialty applications…**You can see the margins for construction are best in class here running from 23%, to just under 26%. We maintain these margins because of the specialty nature of the product, the distribution network, and the fact that their specified for high-end applications.**"

- Greg Poling, President & CEO
May 2016

Operating performance for both SCC and SBM have fallen well below management targets.

Source: GCP's public filings and transcripts.

The Company Has a Long History of Downward Revisions and Misses



Source: GCP's public filings.
Note: Decline / increase is calculated as actual reported results relative to midpoint of initial management guidance.
(1) Management guidance provided in March 2017 for FY 2017 excludes Darex divestiture.

43

Shareholder Confidence Has Been Further Eroded by Constant Revenue and Earnings Misses

Even with perpetual negative guidance revisions, GCP has still managed to constantly miss Wall Street estimates, which has left shareholders incredibly frustrated.

- GCP's consistent track record of missing earnings is alarming and, in our view, indicates a lack of competency and accountability.
- A history of missed targets have further driven stock price underperformance, as shareholders seemingly do not trust management to deliver on the Company's guidance.

	Revenue Surprise History Since Spin-Off				Earnings Surprise History Since Spin-Off			
	2016	2017	2018	2019	2016	2017	2018	2019
Q1	(2%)	(28%)	0%	(6%)	82%	(73%)	(70%)	(15%)
Q2	(1%)	0%	(4%)	(9%)	(10%)	(11%)	(31%)	(34%)
Q3	(6%)	1%	(1%)	(1%)	(11%)	17%	5%	8%
Q4	(3%)	(1%)	(3%)	(3%)	(5%)	2%	6%	13%

Company has MISSED in >80% of quarters

Company has MISSED in >50% of quarters

The Company has consistently missed Wall Street analyst and shareholder expectations.

Source: Bloomberg, GCP's public filings.

C) Compensation & Governance Concerns

Proxy Advisors Have Highlighted the Disparity Between Performance and Pay Relative to Peers

Both ISS and Glass Lewis, the two most influential shareholder advisory firms, have noted that the Board has granted the CEO top quartile pay despite bottom quartile performance relative to peers.

Excerpt From 2019 Glass Lewis Report





3-YEAR WEIGHTED AVERAGE COMPENSATION
GCP
PEERS
IN MILLIONS OF $US
11
10
9
8
7
6
5
4
3
2
1
0
NEO
CEO
FY 2018 PAY-FOR-PERFORMANCE GRADE
PERFORMANCE PERCENTILE
100
0
A
B
C
D
F
0
100
COMPENSATION PERCENTILE

GCP received a "D" from Glass Lewis on executive compensation, as the Board has compensated the CEO in-line with peers, despite significantly worse performance.

Excerpt From 2019 ISS Report

FINANCIAL PERFORMANCE ASSESSMENT

Blue boxes indicate the company's quartile rankings compared to ISS' selected peer group in the applicable measure/metric, measured over three years. The leftmost box indicates bottom quartile and rightmost box indicates top quartile.

Measure		Quartile Ranking vs. Peers
Pay		
Weighted Performance		
Metrics (ranked by weight)	**Long-Term Performance**	**Quartile Ranking vs. Peers**
Return on Assets	-2.3	
Return on Equity	-15.5	
EBITDA Growth	-47.1	
ROIC	-3.7	

ISS has highlighted to shareholders that over a three year period, bottom quartile performance has been rewarded with top quartile pay.

GCP pays its executive officers better than its peers, even though GCP's performance has been much worse.

Source: ISS, Glass Lewis.

The Board Has Approved an Aspirational Peer Set Further Inflating Compensation

We believe the Board has done a poor job of selecting benchmarks for compensation, resulting in compensation levels that are likely inappropriate for the Company's size.

Excerpt from GCP's 2020 Definitive Proxy

Company	Fiscal Year End	Revenue (billions)	Number of Employees	Market Capitalization at December 31, 2019 (billions)
Advanced Drainage Systems, Inc.	Mar 2019	$ 1.50	4,880	$ 2.79
Armstrong World Industries, Inc.	Dec 2018	$ 1.03	2,400	$ 4.99
Carlisle Companies Incorporated	Dec 2018	$ 4.74	13,000	$ 9.20
Continental Building Products, Inc.	Dec 2018	$ 0.51	645	$ 1.27
Eagle Materials Inc.	Mar 2019	$ 1.39	2,300	$ 3.75
Ferro Corporation	Dec 2018	$ 1.61	6,059	$ 1.21
Gibraltar Industries, Inc.	Dec 2018	$ 1.00	1,939	$ 1.71
H.B. Fuller Company	Dec 2018	$ 3.04	6,479	$ 2.51
Insteel Industries, Inc.	Sept 2019	$ 0.46	834	$ 0.42
Martin Marietta Materials, Inc.	Dec 2018	$ 4.44	8,714	$ 16.28
Minerals Technologies Inc.	Dec 2018	$ 1.81	3,720	$ 2.00
Quaker Chemical Corporation	Dec 2018	$ 0.95	2,160	$ 3.00
RPM International Inc.	May 2019	$ 5.58	14,957	$ 9.57
Simpson Manufacturing Co., Inc.	Dec 2018	$ 1.08	3,135	$ 3.67
Summit Materials Inc.	Dec 2018	$ 2.10	6,000	$ 2.59
U.S. Concrete, Inc.	Dec 2018	$ 1.51	3,301	$ 0.68
Vulcan Materials Company	Dec 2018	$ 4.38	8,287	$ 18.61
W. R. Grace & Co.	Dec 2018	$ 1.93	3,900	$ 4.69
GCP Applied Technologies Inc.	Dec 2019	$ 1.03	2,000	$ 1.74
Percent Rank		26%	16%	27%

GCP is among the smallest of its peers based on revenue, number of employees, and market capitalization

GCP's executive compensation has been especially generous when considering the Company's relative size.

Source: GCP's public filings.

The Board Has Not Held Management Accountable for Poor Performance

The Board has continued to lower operating targets in response to management's poor performance.

- Management's annual incentive compensation is measured against Board-determined revenue, adjusted EBIT, and adjusted free cash flow targets.



Incentive Comp – Board Target(1)
Incentive Comp – Company Performance(2)
($ in millions)
($ in millions)
Revenue
(25% Weight)
2-Years Lowered Target
$1,165
$1,100
$1,044
2018
2019
2020E
2-Years Missed Target
$1,122
$1,014
2018
2019
Adj. EBIT
(50% Weight)
2 Years Lowered Target
$143
$132
$108
2018
2019
2020E
2-Years Missed Target
$116
$102
2018
2019
Adj. FCF
(25% Weight)
Target Lowered in Most Recent Year
$40
$60
$58
2018
2019
2020E
2-Years Missed Target
$30
$50
2018
2019

The Board has consistently lowered the bar for management.

Source: GCP's public filings.

(1) 2020E represents management guidance as of February 26, 2020 during the Q4 2019 earnings call.

(2) Company performance represents Adjusted AICP performance result as presented in the Company's definitive proxy statements, which is the number the Board uses to determine management compensation.

Only Under Extreme Pressure Did the Board Take Action to Change Leadership

Unfortunately, even then, we believe the Board continued to protect the outgoing CEO.



1 **2/1/2019**

Starboard Value initiates dialogue with GCP to discuss opportunities to **improve performance and governance**.

2 **2/27/2019:**

Rather than engage constructively with Starboard, the Board chooses to **publicly disclose Starboard's involvement and commits to run a public sales process.**

3 **7/1/2019:**

In July 2019, following a **four-month failed sales process**, the Board announces the **appointment of Randy Dearth as CEO**, effective August 1, 2019, – Mr. Dearth had been GCP's President & COO since September 2018.

4 **7/1/2019 :**

However, rather than a more traditional CEO transition, the Board **promotes Greg Poling** to **Executive Chairman,** effective August 1, 2019.

☒ The Board **continues compensating** Mr. Poling by generously allowing him to continue in an executive role and continue vesting his equity.

☒ Mr. Dearth had **been at GCP for 10 months** and was **previously a public company CEO**.

5 **12/3/2019:**

In December 2019, **just five months** after announcing the appointment of Mr. Poling as Executive Chairman, and under even greater shareholder pressure, the Board is finally **forced to part ways with Mr. Poling** after allowing him to vest all of his outstanding equity.

We find it incomprehensible that the dismal operating and financial performance that occurred under Mr. Poling's leadership would warrant a decision by the Board to appoint him as Executive Chairman.

We Have Concerns About the Board's Motivations for Appointing Greg Poling Executive Chairman of the Company

Randy Dearth had previously been the CEO of a public company and Messrs. Dearth and Poling had overlapped at GCP for almost one year, providing adequate time to transition by the time Mr. Dearth was appointed CEO. In light of this, together with the dismal performance that occurred under Mr. Poling's leadership as CEO, we question whether the Board kept Mr. Poling employed after Mr. Dearth's appointment as CEO to allow for further vesting of equity awards granted in February 2019.

Greg Poling Received Equity Awards in February 21, 2019, Which Required a 6-Month Period to Vest in Retirement

"For Messrs. Poling['s]… award the grant date was February 21, 2019." – *2020 Proxy Filing*      **Vest on Retirement After Six-Month Anniversary of 8/21/2019**

Performance Based Units Vesting Terms In Retirement

> 4. **Retirement, Death or Disability.** Notwithstanding the vesting provisions described in Section 3, if *you experience a Termination of Employment as a result of your Retirement* (as defined in the Plan and described above) *on or after the six (6) month anniversary of the Grant Date* or due to your death or Disability, and had you continued in employment through the Committee Certification Date you would have become fully vested in the PBUs subject to this Award, *then you will become fully vested in the total number of PBUs subject to this Award that would have become fully vested* after adjustment for the attained level of achievement. If you are entitled to full vesting of PBUs pursuant to this Section 4, such vesting shall occur at the same time and in

$1,375,000 in PBUs granted to Gregory Poling on 2/21/2019

Restricted Stock Units Vesting Terms In Retirement

> 4. **Retirement, Death or Disability.** Notwithstanding the vesting provisions described in Section 3, if you experience a Termination of Employment: (A) *as a result of your Retirement (as defined in the Plan and described above) on or after the six (6) month anniversary of the Grant Date; or (B)* due to your death or Disability, then *you will become fully vested in all Restricted Stock Units subject to this Award on the date of such Retirement* or your death or Termination of Employment due to Disability and at such time all such Awards will be immediately settled.

$687,492 in RSUs granted to Gregory Poling on 2/21/2019

We are concerned that the Board may have chosen to keep Mr. Poling employed through 2019 in order to allow for him additional time to vest his 2019 equity awards.

Source: GCP's public filings.
Note: The agreements cited in this slide are the Form of GCP Applied Technologies Inc. Performance-Based Stock Unit Award Agreement and Form of GCP Applied Technologies Inc. Restricted Stock Unit Award Agreement, which were filed as exhibits to the 10-Q filed with the SEC on May 9, 2017, and which terms we believe apply to 2019 equity awards granted to Mr. Poling on February 21, 2019.

We Question Whether the Compensation Consultants Are Truly Independent

Willis Towers Watson ("Willis"), an independent consulting firm, is a trusted advisor to the Board's compensation committee on management pay. However, Willis also collects significant fees from the Company for other services at management's discretion, creating an inherent conflict.

- According to the Company's proxy filings, Willis not only serves as the Board's independent compensation consultant, but also provides corporate risk and brokerage services to the Company's management team.
- With the exception of 2016, **Willis has collected significantly more fees from services provided to the Company** (i.e. corporate risk, brokerage, and other services) **than for services related to executive compensation**.
- Because, the **Company's management team has discretion over fees paid to Willis for corporate risk, brokerage, and other services**, we believe Willis has significant conflicts of interest that may prevent the firm from providing objective advice to the Board on executive compensation matters.

Cumulative Fees Paid to Willis for Executive Compensation and Other Services (2016 – 2019)



$680,139
$1,302,268
Executive Compensation Services
Corporate Risk, Brokerage, Other

GCP needs a truly independent Board that can mitigate any potential conflicts of interest.

Source: GCP's public filings.

We Also Have Concerns With the Company's Corporate Governance Practices

GCP has a number of shareholder-unfriendly governance provisions.

GCP's Board Claims to be Committed to "Best-in-Class Governance Practices" (Excerpt from 2020 Definitive Proxy)
Our Structure We are committed to best-in-class governance practices that protect the long-term interests of our shareholders and establish strong Board and management accountability. The "Corporate Governance" section beginning on page 15 describes our governance framework. We have adopted key corporate governance best practices, including:

- Despite a commitment to "best-in-class governance practices," the Board continues to have a **number of unfriendly shareholder provisions**.

- In particular, **shareholders are prevented from taking the following actions**:

    – **NO action by written consent**;

    – **NO** ability to call **special meetings** or **fill vacancies on the Board**.

- In addition, these provisions are set-forth in the Company's Certificate of Incorporation, which makes it more difficult for shareholders to amend as **changes would require Board approval**.

We believe the Company continues to have a number of unfriendly shareholder provisions.

The Current Board Has Significant Interlocks and Lacks Relevant Industry Experience

We believe there are multiple director interlocks and connections that suggest personal relationships, potential conflicts of interest, and a lack of true independence among board members.

- We believe the GCP Board lacks independence and relevant experience.
  - There are numerous interlocking relationships and a concentration of power.
  - Three Board members, who are **ALL involved together on another public company board**, control **ALL** leadership positions on the Board, including **Chairman** and **Chair of ALL four standing Board committees**.
  - Two other sets of incumbent directors / Board nominees previously served together on the same board or served concurrently as executives at the same company.
- We believe the newly selected Board Nominees also have potential conflicts and lack relevance.
  - John McPherson has direct business ties to the owner of one of GCP's largest competitors.
  - Armand Lauzon has never served on a public company board and we could not identify any prior industry experience that would be relevant to the needs of GCP.
- In total, of the ten GCP Board nominees, **FOUR** have little, if any, industry relevance and **FIVE** have direct interconnects and personal relationships with their fellow directors.

It seems clear to us that the current Board is laden with significant interconnections among directors that have created an insular boardroom environment that lacks true independence.

Source: GCP's public filings, Bloomberg.

There Is a Consolidation of Power on GCP's Board Among Three Directors with Clear Interconnections

We question whether Elizabeth Mora, Janice Henry and Gerald Colella – three directors that have monopolized leadership positions on GCP's Board – are truly capable of acting independently given strong interconnections.



mks
MKS INSTRUMENTS

MKSI Director Since 2014
Former CEO (2014 – 2019)

Gerald Colella

GCP Director Since 2017
Comp Chair

Ms. Mora was responsible for Mr. Colella's compensation at MKSI in 2018 and 2019

mks
MKS INSTRUMENTS

MKSI Director Since 2012
Comp Chair

Elizabeth Mora

GCP Director Since 2016
Chairman
Nom & Gov Chair
Corp Responsibility Chair

Ms. Henry is a Member of the Corporation at Draper Labs where Ms. Mora is a senior executive

DRAPER

MKSI 2020 Director Nominee(1)

Janice Henry

GCP Director Since 2016
Audit Chair

gcp applied technologies

These three directors hold <u>ALL</u> leadership positions on the Board, including Chairman and chair of all committees.

Source: GCP's and MKSI's public filings, Draper Labs website.

(1) Janice Henry has been nominated for election to MKSI's Board of Directors at MKSI's 2020 Annual Meeting.

Two Current Directors Served on the Cleveland-Cliffs Board Together

Janice Henry and James Kirsch have a long history together, as evidenced by their time on the Board of Cleveland-Cliffs (CLF), where they faced intense investor criticism. Shortly after Mr. Kirsch was <u>voted off</u> by shareholders, Ms. Henry stepped off CLF's Board.



Janice Henry
GCP Director since 2016
Audit Chair



Ms. Henry and Mr. Kirsch both served on the Board of Cleveland-Cliffs through 2014, where they overlapped for 4+ years and also faced shareholder pressure, which culminated in significant board change.



James Kirsch
GCP Director since 2018

September 2009: Janice Henry joins Cleveland-Cliff's Board of Directors.

March 2010: James Kirsch joins Cleveland-Cliff's Board of Directors.

July 2013: James Kirsch elected Cleveland-Cliff's Executive Chairman

August 2014: James Kirsch <u>voted off</u> the Board of Directors

Oct 2014: Janice Henry resigns from the Board of Directors

Fought against shareholder and lost

Henry followed Kirsch



+87%
+63%
(57)%

— CLF   — S&P 600 Metals & Mining   — S&P 500

Janice Henry and James Kirsch have a long-standing relationship.

Source: GCP's and CLF's public filings, Bloomberg.
Note: Stock price chart and returns from 9/2/2009, the day Janice Henry joined CLF's Board, to 9/15/2014, Ms. Henry's last day on CLF's Board.

New Nominee, John McPherson, Was a Direct Report of a Current GCP Board Member





Danny Shepherd
GCP Director since 2016

Vulcan
Materials Company

Oversaw McPherson

Mr. Shepherd served as Vulcan's Vice Chairman, while Mr. McPherson was CFO.

We think this former direct report relationship presents another potential conflict of interest.



John McPherson
New GCP Board Nominee

Excerpt from Vulcan Materials 8-K Filing in November 2012



Vulcan
Materials Company

VULCAN MATERIALS COMPANY ANNOUNCES LEADERSHIP APPOINTMENTS

"These appointments and organizational changes are part of Vulcan's ongoing management succession process to develop our new leadership team for the future. They reflect the great depth of talent at the Company and further advance our ability to capitalize on future growth opportunities and enhance shareholder value," said Donald M. James, Chairman and Chief Executive Officer. "Danny, Michael and John are all extremely qualified and well respected executives, and are poised to work together and seamlessly assume these important leadership positions at Vulcan. We also want to thank Bob for his dedication and commitment to Vulcan over these past 24 years, and we look forward to his strategic counsel."

John McPherson's nomination reflects the troubling pattern of interlocking relationships and potential conflicts of interest among GCP's director nominees.

Source: GCP's and VMC's public filings, Bloomberg.

John McPherson Has Direct Ties to the Private Equity Owner of a Key GCP Competitor

Lone Star Funds is acquiring BASF's Construction Chemicals business – a key GCP competitor – and is also a 69% owner of Forterra, where John McPherson is Vice Chairman.



Owns 69.3% of Common Shares

Acquisition announced in December 2019, expected to close Q3 2020

Acquisition of BASF Construction Chemicals

BUSINESS

BASF to Sell Construction Chemicals Business to Lone Star Funds

BASF's construction chemicals business includes 7,000 employees in 60 countries around the world.

"Our major global competitors are BASF and Sika." – *GCP 2019 10-K Filing*[1]

Mr. McPherson serves as Vice Chairman of a Board that is majority composed of Lone Star-affiliated employees

Forterra Board Composition

Lone Star Affiliated Employees

Other Directors

John McPherson
Vice Chairman
Paid ~$944,176
2016 – 2019

Mr. McPherson has strong ties to the owner of one of GCP's key competitors – BASF.

Source: FRTA's public filings, Bloomberg, Wall Street Journal. (1) While BASF's Construction Chemicals business, which operates under the tradename Master Builders, is one of the largest competitors of GCP's SCC segment, we exclude BASF from our list of Direct Peers (as defined on pg. 8) because BASF does not disclose profitability for the Construction Chemicals business. In addition, the Construction Chemicals business contributes less than 4% of BASF's total revenues, and as such, we did not believe BASF, as an operating entity, was comparable to GCP.

John McPherson Has Direct Ties to the Private Equity Owner of a Key GCP Competitor (Cont'd.)

Mr. McPherson also has a long history with Chris Meyer, the Chairman of Forterra, and a Senior Managing Director at Lone Star responsible for leading all acquisitions in North America.

LONE STAR

Mr. Meyer is a Senior Managing Director at Lone Star, leading all North American acquisitions

FORTERRA

Mr. Meyer serves as Chairman and Mr. McPherson as Vice Chairman on the Board of Forterra

Chris Meyer



John McPherson

Mr. Meyer and Mr. McPherson overlapped as former Partners of the Consumer & Packaged Goods Sector in McKinsey's Dallas Office

McKinsey & Company

BASF The Chemical Company

MASTER® BUILDERS SOLUTIONS

Potential economic interest in key Lone Star investment

Mr. McPherson has a long history with a key senior executive at Lone Star.

Source: GCP's and FTRA's public filings, LinkedIn.

New Nominee, Armand Lauzon, Lacks Direct Industry Experience and Has Never Been on a Public Board

Armand Lauzon lacks construction and specialty chemicals expertise.

- We do not believe the second nominee, Armand Lauzon, is a good fit for GCP's board.
- Mr. Lauzon has **no relevant direct construction and chemicals experience** that he can contribute to GCP, having spent most of his career in executive roles at a string of unrelated industrials companies.

Armand Lauzon Experience History

Company	Industry	Construction?	Chemicals?	Public Board Experience?
C&D Technologies Power Solutions	Batteries & Electronics	✘	✘	✘
Zekelman Industries	Steel Pipes & Tubes	✘	✘	✘
Firth Rixson Limited	Specialized Metals	✘	✘	✘
SEQUA	Aerospace & Metal Coatings	✘	✘	✘

We note that Sequa has previously had a supply arrangement with Calgon Carbon, a Company where GCP's current CEO, Randy Dearth, has previously served as a Board member and CEO.

Is this really the "best" new independent director the Board could identify?

Source: GCP's, CCC's, and SQA.A's public filings, Bloomberg.

III.   We Have a Better Plan

GCP Has Underperformed Peers Since Spinning Off From W.R. Grace

Despite a favorable industry backdrop and possessing an enviable portfolio of high quality products, GCP has lagged peers on both revenue growth and profitability over the past few years.

Construction Industry Trends Have Been Favorable



'15 – '19 CAGR
- 3.7%
- 2.8%
- 2.5%

In-line with GCP's expectations at spin off

Legend:
- U.S. Total Construction Spend
- U.S. Non-Res. Construction Spend
- European Union Construction Production

Organic Revenue Growth Has Lagged Direct Peers[1]



GCP	St. Gobain	Sika	Carlisle
0.2%	4.4%	5.2%	5.6%

EBIT Margins Have Also Lagged Direct Peers[1]



St. Gobain	GCP	Sika	Carlisle
9.2%	10.0%	13.0%	17.9%

GCP's struggles seem to be unique as peers have benefitted from a favorable industry backdrop.

Source: GCP's and Direct Peers' public filings, U.S. Census Bureau, Eurostat.
(1) 2019 figures for SGO Construction Products reflect Wall Street estimates, where available, as SGO resegmented the Company in 2019 – Wall Street estimates for organic growth were unavailable so SGO Construction Products is excluded for the 2019 organic growth peer average.

We Believe There Are Opportunities to Significantly Improve Revenue Growth and Margins

We believe that GCP can improve its EBIT margin by ~600bps on a run rate basis, more than recouping all of the deterioration that has occurred through poor performance over the last few years.

- We believe there are not only significant cost improvement opportunities within gross margin and operating expenses, but also opportunities to re-accelerate revenue growth in-line or better than long-term industry growth rates.



Revenue Growth Target

2%
Accretive M&A
3%
Long-Term
Industry Growth
(4%)
'18 - '19 Organic Revenue Growth
Target Growth

Bridge to Post-Transformation EBIT Margin

10%
300 bps
300 bps
16%
2019 Adj.
EBIT Margin
Gross
Margin
Operating
Expense /
Capital Allocation
Pro Forma
Adj. EBIT
Marign

We believe significant value can be unlocked from operational improvements.

Source: GCP's public filings, Starboard estimates based in part on both GCP's an Direct Peers' prior performance, and analysis from leading consulting firm engaged in the evaluation of GCP's operations and performance. Direct Peers are as defined on pg. 8.

We Believe There Are Specific Operational Improvement Opportunities at GCP

Summary of Operational Improvement Opportunities

Revenue Growth

(3% - 5% Long-Term Growth Target)

- Restructure sales force compensation to include **product-specific quotas**, **payouts for meeting both revenue and profitability metrics**, and uncap bonus payments to **incentivize high performers**.
- Pivot the customer service organization to an assigned model to **increase accountability and ownership**.
- **Clean up order entry system** so that each country or geography has its own distinct system.
- **Expand** U.S. SCC product portfolio into **international markets**.
- Tier SBM product offerings to gain greater market acceptance in APAC and lower-specification projects domestically in domestic markets.

Gross Margin

(300bps Margin Improvement)

- Review product demand potential by region, and consider **adding production lines to existing local production facilities** for products with high local demand potential.
- **Empower marketing** to act as a gatekeeper for new product ideas in order to **conserve R&D resources** and ensure adequate customer demand and ROI for new ideas.
- Right-size low-volume, low-margin SKUs to **decrease complexity** in manufacturing and supply chain.
- Aggressively **eliminate sole-sourced raw materials** to improve unit-level costs.

Operating Expense / Capital Allocation

(300bps Margin Improvement)

- Streamline managerial organization to **improve productivity** and **decision-making efficiency**.
- Introduce **automation into customer service** experience to improve productivity.
- Improve **R&D productivity** by reallocating resources towards **higher-margin SBM segment**.
- Review capital allocation and **prioritize high ROI projects and investments**.

Source: GCP's public filings, Starboard estimates, analysis from leading consulting firm engaged in the evaluation of GCP's operations and performance, and interviews with industry experts.

A. Revenue Improvement Plan

GCP Has Lost Market Share in Key Geographies

Since spinning off from W.R. Grace, we believe GCP has lost market share to competitors.

- While competitors have managed to grow through a combination of organic efforts and acquisitions, GCP has had the opposite trajectory, with **sales declining outside of North America** due to operational struggles and market exits.
- Based on conversations with former employees, competitors, and customers, we believe there are **short-term** and **long-term** steps the Company can take to **reinvigorate the organization and take back market share**.

Regional '15 – '19 Revenue CAGR – GCP vs. Peers(1)



North America
3.3%
3.7%
12.7%
15.1%
GCP
St. Gobain
Carlisle(2)
Sika(3)
Only region where GCP has had a positive revenue CAGR since spin off
LatAm
(18.1%)
1.8%
2.8%
15.0%
GCP
St. Gobain
Sika(4)
Carlisle(2)
EMEA
(4.8%)
1.5%
8.4%
12.0%
GCP
St. Gobain
Sika
Carlisle(2)
APAC
(3.0%)
1.8%
12.0%
16.9%
GCP
St. Gobain
Sika
Carlisle(2)

We believe GCP can improve margins by reallocating resources to more attractive geographies.

Source: GCP's and Direct Peers' public filings, Starboard estimates and analysis from a leading consulting firm engaged in the analysis of GCP's operations and performance. (1) GCP revenues exclude Darex Packaging. Peers include SIKA, SGO, and CSL Construction Materials as revenue by geography was not available for SGO's Construction Products segment. Peers reflect Starboard's assessment of what firms can reasonably be considered GCP's peers in the construction chemical and building products induries. However, this analysis contains elements of subjectivity and the comparisons made herein may differ materially if different firms had been included. (2) 2015 revenue contribution by region assumed to be the same as in 2016 as CSL did not report regional contribution by segment prior to 2016. (3) Represents total revenue for USA only. (4) Represents Americas revenue less revenue from USA.

We Believe There Are Immediate Steps the Company Can Take to Better Execute Its Revenue Strategy

We believe the current sales force compensation structure leads to suboptimal short-term and long-term outcomes for the Company.

Background	■ Based on conversations with former employees, we believe **bonus payments are weighted 65 - 75% based on individual sales targets and 25 - 35% based on management discretion**. ■ While sales representatives may be responsible for selling multiple products, individual sales targets are based on an aggregate sales number – there may not be product-specific quotas. ■ Incentive payments to sales representatives, which were un-capped prior to spin off, have now been <u>**capped at 25 – 40% of base salary**</u>.

Problem	■ **Sales representatives are incentivized to maximize volume rather than maximize profit potential.**
	
	   – *Example: Sales representative may be incentivized to give discounts in return for a higher absolute sales number, rather than holding price to ensure profits and profit margins are sustained.*
	
	■ **Sales representatives are incentivized to pursue their most established sales relationships** – little incentive to develop new customer relationships or work on gaining market recognition for less established product lines.
	
	   – *Example: Sales representatives covering both ready mix concrete and precast concrete may spend most of their effort pursuing orders from established ready mix customers, as opposed to developing relationships with precast customers that may yield longer-term benefits*
	
	■ **Compensation structure discourages high performers** – no incentive to sell once the bonus cap is attained.

Proposed Solution	■ **Restructure sales compensation to include product-specific quotas, payouts for meeting both revenue and profitability metrics, and uncapped bonus payments.**

We believe there are immediate steps the Company can take to restructure sales force incentives.

Source: GCP's website, Starboard analysis, and interviews with industry experts.

Starboard Value

66

We Believe There Are Immediate Steps the Company Can Take to Better Execute Its Revenue Strategy (Cont'd.)

We believe the current order placement and fulfilment system undermines hard-earned customer relationships and leads to unnecessary errors.

Background	■ Based on conversations with former employees, we believe the **Company switched to a centralized order fulfilment system 2 – 3 years ago**. ■ Rather than customers sending orders directly to an assigned customer service representative – relationships that may have been built up over multiple years – customers have instead been asked to send orders through an email system where it is picked up by one of multiple customer service representatives.
Problem	■ **System creates lack of accountability and unclear ownership for incoming customer orders.** – Elevated order fulfillment error rate, with wide variance in customer experience depending on customer service representative, leading to order cancellations and damaged reputation. ■ **Creates conflict between customer service and sales representatives** as order cancellations resulting from errors in order fulfillment negatively impact sales quotas and associated bonus payments. ■ The same order entry email is used across multiple geographies – some of which do not operate in English – which likely creates confusion within the customer service organization.
Proposed Solution	■ Revert the customer service organization to an **assigned model to increase accountability and ownership**. ■ **Clean up order entry system** so that each country or geography has its own distinct order entry system.

Place an order

Email: orderentry.na@gcpat.com

← **For example, customers on GCP's U.S. website are asked to send orders to this email, which is also the same email used on the GCP Italy, GCP Japan, and GCP Singapore websites. However, GCP Germany, GCP Mexico, and GCP France, among others, have distinct order entry emails.**

We believe there are immediate steps the Company can take to restructure the customer service organization.

Source: GCP's website, Starboard analysis, and interviews with industry experts.

STARBOARD VALUE®

67

Longer-Term, We Believe SCC Has an Opportunity to Increase Sales by Cross-Selling into More Geographies

GCP highlights ten brand names for ready mix concrete on their website, yet only four seem to have global presence.

- While GCP has ten brands serving the ready mix concrete industry in the U.S., most of these brands are not available globally.

- From discussions with industry experts and former employees, we believe there would be strong customer interest for many of the products currently unavailable outside of the U.S.

- We believe the Company may gain market share from expanding its ready mix concrete brands to more countries in which it already has an existing presence.



Availability of GCP Ready Mix Concrete Brands in Countries GCP Operates[1]

(% of Countries with Local Office)

Brands available in the U.S. but with low-to-moderate presence in many of the countries GCP operates in

ADVA	MIRA	CONCERA	STRUX	CLARENA	DCI	ECLIPSE	SINTA	V-MAR	ZYLA
88%	84%	80%	80%	56%	56%	56%	52%	32%	8%

Expanding the existing SCC product portfolio into more geographies represents a potential sales opportunity.

Source: GCP's website, Starboard analysis, and interviews with industry experts.
(1)   Availability determined by looking at products offered on each of GCP's country-level websites.

We Also Believe SBM Should Consider Tiering Its Product Offerings to Increase Market Share in APAC

We believe GCP should consider tiering its product offerings for APAC, where the Company's product specifications may exceed customer requirements.

- Based on conversations with former employees, we believe GCP's products may be over-engineered relative to customer requirements in APAC.
- Because the Company's products are priced at a premium, we believe potential customers have been turning to less expensive "good enough" solutions.
- We believe there is an opportunity for GCP to provide tiered offerings with varying specifications in APAC, which would allow the Company to appeal to customers with less technically complex needs, and increase market share.

Sample GCP Product Offering Structure

	Above-grade applications	Below-grade applications	Bridge Deck Waterproofing
Pre-applied sheet membranes		PREPRUFE®	
Post-applied sheet membranes	BITUTHENE®	BITUTHENE®	
	PROCOR®	PREPRUFE® 800PA	
Liquid applied membranes	SILCOR®	PROCOR®	ELIMINATOR®
	PROCOR®		BRIDGEMASTER®
	BITUTHENE® deck prep	PERMARE®	
	SAFETRACK™ RMP 200		

GCP segregates its waterproofing products by application and type of product

Sample Sika Product Offering Structure









1 DEGREE OF WATERTIGHNESS REQUIRED

The future use defines the degree of watertightness and protection of a structure. The British standards describe in BS 8102:2009 different level of watertighness which can be combined with additional protection requirements.

GRADE 1	GRADE 2	GRADE 3	ADDITIONAL REQUIREMENTS (FORMERLY GRADE 4)
Basic utility Some seepage and damp areas tolerable*	**Better utility** No water penetration, some damp areas tolerable*, ventilation may be required	**Habitable** No water penetration acceptable, ventilation and dehumidification are required	**As Grade 3 plus:** ■ No water vapour penetration ■ Totally dry environment ■ Protection against chemical attacks ■ Gas barrier ■ etc.
* Dependent on use	* Dependent on use		
■ Underground car parks ■ Plant rooms ■ Workshops	■ Underground car parks ■ Storage areas ■ Plant rooms ■ Workshops	■ Ventilated residential units and offices ■ Restaurants and commercial areas ■ Leisure facilities	■ Residential areas ■ Computer rooms ■ Archives ■ Special purpose facilities and areas

Sika segregates its waterproofing into four tiers for different degrees of water tightness, allowing customers to pick the best solution for their technical needs

We believe there is an opportunity to increase revenues in APAC through tiered product offerings.

Source: GCP's website, Sika's website, Starboard analysis, analysis from leading consulting firm engaged in the evaluation of GCP's operations and performance, and interviews with industry experts.

We Believe the Company Should Consider Augmenting Organic Growth with Prudent Acquisitions

We believe the Company should consider utilizing acquisitions to fill gaps in regional presence or product portfolio.

- Sika, which is considered best-in-class in the industry, has benefitted from a **disciplined M&A strategy** focused on identifying companies with interesting / complementary technologies or companies with market share in strategic verticals / geographies.
- With a conservatively leveraged balance sheet, we believe GCP has the resources to also participate in a thoughtful M&A strategy, **but only with effective and knowledgeable board oversight**.

Wall Street Research Commentary on Sika's Acquisition of Parex

"The purchase of Parex allows Sika to (a) **increase its share in a highly fragmented market**, (b) **broaden its footprint in Asia** (we estimate that Asia revenues will increase from 17% to 20% once fully integrated), and (c) **further increase operating leverage**."

\- *Morgan Stanley (February 2019)*

"The acquisition allows Sika to **gain access to Parex's distribution channels** and production capacity in mortars. **It will also allow Parex to gain access to 70 new markets in which Parex does not currently operate**. For Sika, the **cross-selling opportunity** is particularly strong in China where Parex has established a strong commercial presence and brand recognition."

\- *Bernstein Research (May 2019)*

"We also see the higher interest in DIY as beneficial for building material companies with **exposure to such smaller-scale projects**. The **clearest beneficiary is likely to be Sika's newly-acquired Parex business** (catering to smaller-scale projects and customers, with products largely sold through distribution channels)."

\- *Jefferies (April 2020)*

GCP has said it's *now* targeting smaller projects in SBM, *after* peers have already made strategic moves

We believe there is an opportunity to augment organic growth with disciplined and value-adding M&A.

Source: Wall Street Research and GCP's transcripts.

B. Gross Margin Plan

GCP's Gross Margins Have Deteriorated Over Time

Since spinning-off from W.R. Grace, GCP's gross margins have steadily deteriorated, particularly in the Company's more profitable SBM segment.

- We believe GCP has opportunities to improve gross margins by <u>improving manufacturing practices</u>, <u>simplifying supply-chain management</u>, and <u>implementing strategic pricing projects</u>.

    - We have identified these opportunities through interviewing former employees from both GCP and Direct Peers.

- Longer-term, we believe there is an opportunity for GCP to <u>improve gross margins by 300bps</u>.







We believe GCP can improve its gross margins.

Source: GCP's public filings, Starboard estimates based on GCP's historical performance, and analysis from leading consulting firm engaged in the evaluation of GCP's operations and performance.

STARBOARD VALUE®

We Believe There Is an Opportunity to Improve Supply Chain Efficiency in SBM

We believe most of SBM's products are manufactured in the U.S. and Western Europe before being shipped to local markets, resulting in higher labor and shipping costs.

Background

- Based on conversations with former employees, we believe a number of key SBM products are manufactured in the U.S. and Western Europe before being shipped to local markets.
- We believe management's reluctance to move manufacturing into local markets may stem from fear of IP theft. While this may have been a valid concern a decade ago, many of the patents on GCP's iconic products have expired, and knock-off products from competitors are already on the market today (e.g. PREPRUFE).



Preprufe
gcp applied technologies

PREPRUFE
25+ year product, came off-patent in 2011



SikaProof® FULLY BONDED MEMBRANE SYSTEMS FOR WATERTIGHT BASEMENTS
TECHNOLOGY & SYSTEMS

MIRACOTE
MiraFlex Membrane-A #211

MasterSeal HLM 5000
Liquid, Cold-Applied Elastomeric Waterproofing Membrane System

Competitor knockoff products launched since 2015

Problem

- **Lack of regional manufacturing increases product cost** and forces the Company to choose between reducing profit margins or reducing price competitiveness relative to peers.
- **Manufacturing in U.S. and Western Europe increases ordering lead times in key markets** (e.g. SE Asia and Australia) – order to delivery may take nine weeks; reduces ability to react quickly to customer demands.
- **Long lead times also conflicts with the Company's just-in-time manufacturing practices**, as the sales organization struggles between accidentally over-ordering and needing to hold inventory, or maintaining low inventory levels but forgoing unanticipated customer orders due to long delivery times.

Proposed Solution

- **Review product demand potential by region, and consider adding production lines to existing local production facilities for products with high local demand potential.**

We believe there are is an opportunity to reduce costs by increasing regional manufacturing capabilities.

Source: GCP's website, Starboard analysis, analysis from leading consulting firm engaged in the evaluation of GCP's operations and performance, and interviews with industry experts.

We Believe There is an Opportunity to Improve Supply Chain Efficiency in SBM (Cont'd.)

Based on interviews with former employees, as a case study, we highlight an opportunity with DE NEEF, a water proofing injection solution that is highly popular in Europe with significant global demand potential.

- DE NEEF was acquired by W.R. Grace in 2011 and envisioned to be a product with strong global demand.

- While DE NEEF has experienced strong demand in Europe, its potential in North America and APAC has not been fully realized – we believe a centralized Belgian-based manufacturing system may be imposing unnecessary costs and logistics challenges are a hindrance to sales growth and profitability.

> **Example of DE NEEF Manufacturing / Supply Chain Inefficiency**

1. Raw materials sourced from China are flown to Belgium to manufacture DE NEEF branded waterproofing injection solutions.

2. Finalized product is flown from Belgium to Australia in order to fulfill customer order.

3. SBM facility in Singapore currently produces only BITUTHENE waterproofing, and has capacity for a DE NEEF production line to fulfill demand in APAC.



We believe similar opportunities to improve supply chain efficiency exist within SBM.

Source: Starboard analysis, industry research and interviews.

We Believe There is an Opportunity to Improve Supply Chain Efficiency in SBM (Cont'd.)

Similar to supply chain inefficiencies with DE NEEF, we believe other similar inefficiencies exist within SBM.

- Since spin off, the SBM segment has not had any local manufacturing presence in Latin America, leading us to believe that the Company struggles to be price competitive in Latin America due to higher manufacturing and shipping costs relative to competitors with a local presence

Excerpt from GCP 2015 10-K Filing

	North America	Europe Middle East Africa (EMEA)	Asia Pacific	Latin America	Total
Number of Facilities*					
Specialty Construction Chemicals	13	7	22	11	53
Specialty Building Materials	5	4	5	—	14
Darex Packaging Technologies	2	6	5	7	20

Excerpt from GCP 2019 10-K Filing

	North America	Europe Middle East Africa (EMEA)	Asia Pacific	Latin America	Total
Total Number of Facilities—Occupied					
Specialty Construction Chemicals	9	6	13	7	35
Specialty Building Materials	5	3	2	—	10
Shared Facilities	3	1	4	1	9
	17	10	19	8	54

SBM has not had local manufacturing in Latin America since spin off



Is poor supply chain management the reason SBM has had nonexistent market share in Latin America?

SBM Manufacturing

???

Local Customer

% 2019 Revenue by Region[2]

- Asia Pacific 16%
- EMEA 24%
- Latin America 1%
- North America 60%

We believe the Company should initiate a comprehensive supply chain review to root out inefficiencies.

Source: GCP's public filings and presentations, Starboard analysis, industry research and interviews.

GCP's Product Development Process Drives Operational Inefficiencies That Pressure Gross Margins

We believe inefficiencies in the product development process increase product costs by driving ineffective market positioning and negatively impacting procurement, supply-chain, manufacturing, and research & development.

Current Product Development Process and Key Conflicts



Customer
Sales Executive
1 Communicates product feedback or asks for product tweak
Demand for new products are often sporadic and small volume, which not only disrupts manufacturing operations but also elevates costs as small batch orders do not leverage economies of scale.
4 Sales places order for new product; manufacturing executes and sends new product to customer
2 Communicates customer feedback and asks R&D to formulate new product or tweak existing product
Limited analysis done on viability of new product – often no formal business plan is created; product outlook based on "gut feeling" of senior sales executives
Limited communication leads to lack of understanding around new product ROI, projected demand, and whether a robust business case exists
3 Creates new formulation and sends to manufacturing
Manufacturing
R&D Department
Marketing & Product Management
Manufacturing may have to alter processes to accommodate new product and / or stock new raw materials
5 Independently working on longer-term product ideas; competes with Sales for R&D resources

GCP's product development process creates friction and unnecessary costs for the organization.

Source: Starboard analysis, analysis from leading consulting firm engaged in the evaluation of GCP's operations and performance, industry research and interviews.

GCP's Product Development Process Drives Operational Inefficiencies That Pressure Gross Margins (Cont'd.)

Below, we propose a more efficient product development process that we believe will free up R&D resources, and improve efficiencies in procurement, supply chain, and manufacturing.

Proposed Product Development Process



Customer
1 Communicates product feedback or asks for product tweak
Sales Executive
2 Communicates new product ideas to Marketing
Marketing & Product Management
3 Marketing works with Sales, R&D, and Manufacturing to determine pricing, demand, prototype new product, and better understand costs.
4 Marketing presents new product business proposal to executive committee – needs to defend assumptions and justify project ROI
Executive Committee
5 If business proposal is greenlit, R&D begins work to create commercial scale formulation
R&D Department
6 R&D creates new formulation and sends to manufacturing
Manufacturing
7 Sales places order for new product; manufacturing executes and sends new product to customer

We believe there is a more efficient and effective product development process.

Source: Starboard analysis, analysis from leading consulting firm engaged in the evaluation of GCP's operations and performance, industry research and interviews.

GCP's Product Development Process Drives Operational Inefficiencies That Pressure Gross Margins (Cont'd.)

We believe there is an opportunity to significantly reduce the volume of sole-sourced raw materials purchased each year.

Background

- While Company policy dictates every raw material is required to have three suppliers, in reality, there is significant sole-sourcing across the organization – **we believe 40 – 60% of raw materials processed each year may be sole-sourced**.
- We believe the Company's suppliers, particularly for more mature products, are aware of their advantaged position.
- Responsibility for avoiding sole source situations rests with procurement and R&D.

Problem

- We believe the Company's focus on short-term product development leads to **insufficient time for both R&D and procurement to vet suppliers** and ensure compliance with Company policy.
- For more mature products where turnover in the supplier base has created sole source situations, we believe there is **lack of communication between procurement and R&D** when reformulation may be necessary to expand the supplier base.
- We believe the **Company lacks bargaining power** when negotiating with suppliers, leading to sub-optimal raw material costs.

Proposed Solution

Key R&D Functions at GCP

De-Emphasize	Increase resource allocation	
Short-Term Reactive Projects	Product Maintenance / Reformulation	New Product Innovation

- By **limiting the volume of short-term projects** through empowering marketing to be a more effective gatekeeper, R&D should have more capacity to **focus on product maintenance and innovation** that would help improve margins and drive long-term growth.

We believe the Company should focus on reducing reliance on sole-sourced raw materials.

Source: Starboard analysis, industry research and interviews.

C. SG&A and R&D Improvement Plan

SG&A Improvement Plan

We Believe There is an Opportunity To Streamline SG&A

We believe there is a path to not only streamline SG&A expenses, but also reallocate resources to create a more efficient and effective organization.

- Despite announcing four restructuring plans over the last three years, GCP's SG&A expense ratio not only remains the highest among peers, but is still well above targets that management committed to in 2017.

- We believe there are opportunities to **streamline the managerial organization**, **improve decision making speed** and **decrease the cost structure**. We also believe there are opportunities to **automate customer service** to increase productivity and customer experience.

- We believe the Company is capable of achieving a 23% SG&A expense ratio, in line with peer benchmarks and prior a management targets.



2019 SG&A Expense as % of Revenue – GCP vs. Direct Peers

300bps of targeted improvement

GCP	Sika	PF GCP - SV Plan	St. Gobain	Carlisle
26%	23%	23%	17%	14%

"If you take the SG&A for this year, Mike, we're probably -- we're around 24% to 25% on remainco with all of the costs on the SG&A, okay? **We're targeting in '18 to get that number on a run rate basis down to 22% to 23%.**"

- Greg Poling, President & CEO (May 2017)

We believe GCP can improve its SG&A expense structure.

Source: GCP's public filings, Starboard estimates based on Direct Peers' historical performance, and analysis from leading consulting firm engaged in the evaluation of GCP's operations and performance.
(1) Direct Peers are defined as on pg. 8. However, as SGO and CSL do not report SG&A expense metrics for the Construction Products and Construction Materials divisions, respectively, we show SG&A for all of SGO and CSL instead.

STARBOARD VALUE

There are Opportunities to Reorganize Corporate Headcount

We believe the Company may have too many managerial staff within key support functions.

- Our diligence suggests that the Company's **ratio of line-level employees to managers** in key support functions may be **significantly lower than best-in-class peers**.[1]

  - Aside from creating an elevated cost structure, a bloated managerial organization also leads to **inefficient decision making due to overlapping spheres of control**.

- We believe there is an opportunity to **reduce costs while preserving productivity** by replacing managerial layers with more line-level employees.



Ratio of Line-Level Employees to Managers

~4 - 5 — GCP

~7 - 8 — Best-In-Class[1]

We believe GCP has an opportunity to reorganize the Company's corporate headcount.

Source: GCP's public filings, Starboard estimates and analysis from leading consulting firm engaged in the evaluation of GCP's operations and performance.
(1) Best-in-class metrics based on guidance provided by leading consulting firm analyzing a broad group of industrial and chemical companies.

There Are Opportunities For Greater Decentralization of Business Unit Functions

We believe there needs to be greater decentralization of business unit functions to create greater accountability and drive further SG&A efficiencies.

- Based on interviews with former employees, we believe the Company has been slow to push decision making and accountability to business unit leadership, which drives inefficiencies in cost structure and decision making.
- We believe the Company could benefit from studying how its competitors, Sika and St. Gobain, have benefitted from prioritizing decentralization in recent years.

Wall Street Commentary on Sika's Decentralized Structure

"**We believe the "nimbleness" of Sika's organization is a feature of its unique culture** that has been enhanced under the tenure of CEO Jan Jenisch, who **decentralized the organizational structure, introduced P&L responsibility at the country level one step away from the customer, and implemented a new incentive scheme and performance management system**. We think Sika's new freedom will only serve to improve the company's reactiveness, making it even **less sensitive to cycles**."

- Bernstein Research
April 2019

Wall Street Commentary on St. Gobain's Decentralized Structure

"In this section…**we highlight the new geographical based structure**…The Group's previous structure relied on a matrix-based system with three sectors of activity (Innovative Materials, Construction Products and Building Distribution) while the **new structure aims to facilitate more rapid decision-making while eliminating several approval levels for most decisions.**"

- J.P. Morgan
November 2019

We believe the Company's SG&A structure may benefit from greater decentralization.

Source: Wall Street research, interview with industry experts.

There Are Opportunities to Automate Customer Support to Improve Productivity

We believe the Company should consider automating portions of the customer support experience in order to improve productivity, reduce costs, and increase customer satisfaction.

GCP Customer Service System

Contact us today. We're ready to help.
Our customer service team is here to support you Monday through Friday from 6:30 a.m. to 6:00 p.m. CST.
Place an order
Email: orderentry.na@gcpat.com
General inquiries
i.e. order tracking, copies of invoices, BOLs, PODs, freight quotes
Email: customersolutions.na@gcpat.com
Phone:
North America: +1 877 423-6491
Latin America: +55 153 235 4705
Europe: +49 624 140 300
Asia: +85 225 902 848
Fax: North America +1 877 423-6492
Product and service inquiries
customersolutions.na@gcpat.com.

All options require human interaction with no pre-set forms to categorize or filter requests, which creates additional work for the customer service organization

Competitor Customer Service Systems

Contact Carlisle SynTec Systems
Fill out the form below and someone will be in touch shortly.
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Carlisle standardizes its customer service questionnaire to categorize and filter inbound requests, increasing customer service productivity

FIND MY ORDER
My Sika > Find My Order
Where can I Find my Sika Order Confirmation Number?
Order Confirmation
Need Help?
What's your Sika Order Confirmation Number?
Sika Order Confirmation Number

Sika has an automated order tracking system similar to what is offered with UPS or FedEx, which increases customer convenience and reduces customer service workload

We believe there are opportunities to improve productivity by automating customer service functions.

Source: GCP's, SIKA's, and CSL's websites, interview with industry experts.

84

R&D Improvement Plan

We Believe There is an Opportunity to Improve Research & Development Productivity

R&D Spending vs. Direct Peers[(1)(2)]

GCP spends roughly in line with Direct Peers on R&D…



R&D (% of Sales)
'15 - '19 Average
GCP 5 Year Average: 1.8%
SIKA 5 Year Average: 2.8%
SGO 5 Year Average: 1.1%
CSL 5 Year Average: 1.3%
1.7% 1.8% 1.8% 1.8% 1.8%
2.9% 3.0% 2.9% 2.7% 2.5%
1.1% 1.1% 1.1% 1.1% 1.1%
1.2% 1.3% 1.3% 1.2% 1.3%
2015 2016 2017 2018 2019
gcp applied technologies
BUILDING TRUST Sika
SAINT-GOBAIN
CARLISLE

Organic Growth vs. Direct Peers[(1)(2)]

… But dramatically **UNDERPERFORMS** its Direct Peers on using its R&D to drive organic growth.



Organic Growth
'15 - '19 Average Organic Growth
GCP 5 Year Average: 1.0%
SIKA 5 Year Average: 5.0%
SGO 5 Year Average: 2.9%
CSL 5 Year Average: 4.0%
4.0% 2.1% (0.4%) 3.1% (3.7%)
4.0% 4.6% 6.3% 6.8% 3.3%
0.4% 2.6% 4.7% 4.4% 2.4%
3.6% 1.3% 5.0% 7.2% 2.8%
2015 2016 2017 2018 2019
gcp applied technologies
BUILDING TRUST Sika
SAINT-GOBAIN
CARLISLE

GCP's current R&D strategy should be reevaluated in light of the Company's extremely poor organic growth.

Source: GCP's and Direct Peers' public filings.

(1) Direct Peers include Sika, SGO, and CSL. We define Direct Peers differently here as compared to pg. 8 because SGO and CSL do not report R&D expense metrics for the Construction Products and Construction Materials divisions, respectively. As a result, we calculate organic growth and R&D metrics based on total company expenditures for SGO and CSL instead.

(2) GCP's organic growth excludes Venezuela and Darex. GCP's R&D spending excludes Darex, and for 2015 to 2017 utilizes restated financial statements published by GCP.

GCP's Peers Have a Better Return on Their R&D Budgets

R&D Productivity vs. Direct Peers[1]

Metric: New Organic Sales Growth Generated per R&D Dollar

GCP 5 Year Average: 0.6x

Sika 5 Year Average: 1.7x

SGO 5 Year Average: 2.6x

CSL 5 Year Average: 2.8x



GCP's competitors are efficient with their R&D spending. On average, they are able to drive $2.36 in new sales for every $1 spent on R&D.

Focusing GCP's R&D strategy can potentially yield significant topline improvements.

Source: GCP's and Direct Peers' public filings.
(1)   Direct Peers include Sika, SGO, and CSL. We define Direct Peers differently here as compared to pg. 8 because SGO and CSL do not report R&D expense metrics for the Construction Products and Construction Materials divisions, respectively. As a result, we calculate R&D metrics based on total company expenditures for SGO and CSL instead.

We Believe GCP Has Missed Out on Significant White Space to Drive Organic Growth

We believe GCP can drive growth by proactively focusing on its R&D Strategy.

Innovation Is Critical To Growth in Specialty Building Products(1)(2)



Sika

- "By 2023 the company aims to generate 25% of sales with products that have been launched on the market in the last five years."
- "Investments in R&D lead to the launch of a large number of new products in all target markets every year"



BASF

- "We generated sales of around €10 billion [17% of total] with products launched on the market in the past five years that stemmed from research and development activities"

GCP Has Dramatically Underperformed Peers

2.36x	×	$95 mm	−	$52 mm	=	$171 mm
'15 – '19 Average Peer Productivity		GCP's '15 – '19 R&D Budget		GCP's '15 – '19 Actual Organic Sales		Missed Sales Opportunities & Underperformance

GCP's lack of growth is not the result of a lack of investment. It is the result of a poor investment strategy.

R&D needs to be at the forefront of GCP's business strategy.

Source: Sika's and BASF's public filings, Starboard analysis and estimates. (1) While BASF's Construction Chemicals business, which operates under the tradename Master Builders, is one of the largest competitors of GCP's SCC segment, we exclude BASF from our list of Direct Peers (as defined on pg. 8) because BASF does not disclose profitability for the Construction Chemicals business. In addition, the Construction Chemicals business contributes less than 4% of BASF's total revenues, and as such, we did not believe BASF, as an operating entity, was comparable to GCP.

We Believe GCP Needs to Balance Investments in SCC and SBM

According to our research, GCP has a significant R&D and capital expenditure imbalance between its SCC and SBM businesses.

GCP's Current R&D Prioritizes SCC	GCP Should Allocate Greater Resources to SBM

- **GCP deploys an outsized amount of its R&D and capital spending towards its SCC segment**

  - **Less specialized**, price sensitive business where many peers have a scale advantage

  - Lower operating margin (~10%)

  - Higher capital expenditure requirements

  - VERIFI is a focus for leadership (consuming significant R&D spend and capital investment)

- **Deploy capital into GCP's SBM business, which has higher returns and is differentiated**

  - **Specialized market** where GCP is sought out for product quality

  - Higher operating margin (~20%)

  - Lower capital expenditure requirements

  - Significant opportunities to innovate or acquire complementary commercial construction-related technologies that can be leveraged by existing sales force

We believe GCP's current investment priorities require re-balancing.

Source: GCP's public filings, presentations and transcripts.

STARBOARD VALUE

The Company Has Underinvested in SBM

Since 2015, there have been no company-developed additions to the SBM product portfolio despite consistent R&D spending – the only additions have come through M&A.

2015 SBM Product Portfolio

Products	Key Brands
Building envelope products	BITUTHENE ®, PREPRUFE ®, ADPRUFE ®, HYDRODUCT ®, ADCOR ®, SILCOR ®, PERM-A-BARRIER ®
Residential building products	ICE & WATER SHIELD ®, TRI-FLEX ®, VYCOR ®
Fire protection materials	MONOKOTE ®
Chemical grouts	DE NEEF ®, HYDRO ACTIVE ®, SWELLSEAL ®, DE NEEF ® PURe™
Cementitious grouts and mortars	BETEC ®

2019 SBM Product Portfolio

Products	Key Brands
Building envelope products	PREPRUFE ®, BITUTHENE ®, ADPRUFE ®, HYDRODUCT ®, ADCOR ®, SILCOR ®, PERM-A-BARRIER ®, ELIMINATOR ®, INTEGRITANK ®
Residential building products	ICE & WATER SHIELD®, TRI-FLEX®, VYCOR®
Fire protection materials	MONOKOTE ®
Chemical grouts	DE NEEF ®, HYDRO ACTIVE ®, SWELLSEAL ®, DE NEEF ® PURe™
Cementitious grouts and mortars	BETEC ®
Specialty flooring products	KOVARA ®, ORCON ®

Sterling Lloyd Acquisition

Halex Acquisition

In the last 4 years, GCP has spent over $75 million on R&D but has not launched a single new SBM brand.

Source: GCP's public filings.

STARBOARD VALUE

SCC Has Overwhelmingly Monopolized GCP's R&D Dialogue Since Its Spin Off

During the Analyst Teach-In before spinning off, GCP highlighted several SCC products that were in the test market phase, but didn't mention new SBM products.

Innovations Highlighted During GCP 2016 Analyst Teach-In

New Products in Test Market Phase
Verifi®
In-transit concrete management system
ADVA® 198
Superplasticizer for Ready Mix Concrete
MIRA® 90
Mid-range water reducer for Ready Mix Concrete
ADVA® Cast 585
Superplasticizer for Precast Concrete









Specialty Building Materials?

Water Proofing Envelopes?

The Company has primarily focused on SCC despite strong positioning in SBM.

Source: GCP's 2016 investor presentation.

We Believe GCP Would Benefit from a Review of Its Investment Strategy

In light of GCP's declining margins and capitulating market exits, we are concerned that the Company may be overextending its reach in select competitive markets and underinvesting in differentiated SBM categories.

The Company Has Focused On Geographic Expansion …

"We **look for geographic expansion** in the admixture Ready Mix business and then we're trying to sell additional high value products through that distribution…It's a **large fragmented market** and where you have to have the density or the geography level in order to service the customers, right. It's a **high cost to serve model** with dispensing tanks, technical service organization, dispenser technicians, all of those things complete."

- *Greg Poling, Former CEO*
May 2016

SCC Capital Expenditures Have Doubled



+105%

2015	2016	2017	2018	2019
$22	$24	$24	$29	$45

… In Less-Specialized & Competitive Markets

"SCC participates in ~75-80 geographic markets globally where **~40-50 markets have commoditized** to some degree or where large competitors that are vertically integrated have better scale to offset inflation caused by FX or raw."

KeyBank

"The concrete admixtures and cement additives businesses each have **fragmented competitive industry** structure**s** in the emerging markets… The competition comes mainly from **smaller local and regional competitors**."

BANK OF AMERICA



We would review the Company's investment strategy given the large focus in its lower return business.

STARBOARD VALUE

While GCP Has Underinvested in Its SBM Business, Peers Have Focused on Replicating PREPRUFE

GCP's outsized focus on its SCC segment has resulted in fewer innovations in its SBM segment, at a time when competitors have gone after its core product.

Product Pioneer	Competitive Launches of PREPRUFE "Knock Offs"





PREPRUFE is a 25+ year product leader, but GCP neglected patent expirations and has not meaningfully innovated in this space.





SikaProof introduced in 2016 and directly competes with PREPRUFE in the sheet membrane product category.





Miracote introduced a polyurethane mixture between 2015-2016 for topcoat or finishing coat.





MasterSeal introduced between 2015-2016 using similar chemicals but via spray application.

We believe GCP needs to invest in its pioneering business and differentiate it from competitors.

Source: GCP's website; "Sika Launch"; Miracote website; BASF website.

GCP is Lagging in New Product Innovation in Its SBM Business

GCP's outsized focus on its SCC segment has resulted in fewer innovations in its SBM segment, which plays in a market that values and rewards new product roll outs.



GCP's Category Creators Timeline

Specialty Building Materials Products
Specialty Construction Chemicals Products

1996 — **Preprufe®** **Pre-applied waterproofing membrane**

2001 — STRUX® Breakthrough microfiber technology introduced as a replacement for rebar and welded wire mesh

2003 — ESE® Non-chloride early strength enhancing cement additives

2008 — Verifi® In-transit concrete management technology for ready mix concrete producers

2010 — **De Neef® Acquired leak repair and remediation product portfolio**; **Silcor® Liquid waterproofing introduced**

2012 — **Vycor® enV-S™** **Self-adhered weather barrier for residential structures**

2016 — TYTRO® A complete admixture solutions that makes shotcrete for underground construction better, faster and less expensive than conventional systems

2017 — Clarena® Clay mitigation for aggregates; Concera™ Admixtures that enable production of Control Flow Concrete, a segregation resistant high flow concrete using conventional mix designs

2018 — Verifi® V4 Quality

GCP must renew focus on enhancing the SBM portfolio.

Source: Analysis from leading consulting firm and interviews with industry experts.

GCP Peer Sika Has Taken Market Share by Focusing on Continuously Launching New Products

We believe GCP needs to adopt a more aggressive approach to product innovation in its SBM segment. Sika is a perfect example of how GCP can win by listening to its customers and delivering on innovation.

Sika Has Aggressively Launched New Products in 2019…





STRONG INNOVATION PIPELINE
100 IMPORTANT PRODUCT LAUNCHES IN 2019
SikaProof® A+
New waterproofing membrane
Optimized bond effect to fresh concrete
Prevents lateral water ingress between membrane and concrete
SikaRoof®-AT
Versatile TPO roofing system
Durable, sustainable, easy to apply
Unique in terms of ecology
Simple application saves time during installation
Sikaflex®-2c NS Arctic
Best-selling polyurethane sealant for cold temperatures
Easy to mix and apply
New formulation for mixing at temperatures below 10°C
Sika MonoTop®
Easy-to-apply concrete repair mortar
Reduced carbon footprint
one-component, fiber reinforced, low shrinkage repair mortar containing recycled waste materials
412 Eco
20
BUILDING TRUST



…Which Has Resulted in Significant Project Wins

"Also **new customers that we won last year in North America, some significant customers**, I must say. Cannot mention the names, of course, here in the concrete business, but also in the **waterproofing business**, for example, we will see these sales coming through now this year."

- Sika February 22, 2019 Earnings Call

…While GCP Has Blamed a Lack of Projects For Its Poor Performance



"Our **major challenge** is with our project-driven Building Envelope business. As a reminder, this business specializes in large, complex commercial and infrastructure projects. In the second quarter, **there were less of these projects**, particularly in New York and California, which had a negative impact on SBM's volumes."

- GCP August 7, 2019 Earnings Call

GCP needs to invest in its pioneering product and differentiate it from competitors.

Source: Sika's company presentations, GCP's and Sika's public transcripts.

We Believe GCP Would Benefit From a Board That Would Demand Urgency and Direction in Innovation

The building products business is competitive, and innovation is key. GCP cannot rely on incremental improvements every few years.

GCP Claims It Is Rolling Out New Products…

"Technology innovation and new product development are critical to our plan as well as our core competencies and priorities for GCP. I would like to highlight **2 new products** that strengthen our leading below-grade waterproofing portfolio. **We have launched Preprufe 800PA**, a nonrubberized asphalt-based solution to strengthen our position in North America."

- GCP Nov 6, 2019 Earnings Call

…But We Don't Believe the Company Is Exhibiting Any Urgency



GRACE CONSTRUCTION STRUCTURAL WATERPROOFING MEMBRANES

PREPRUFE 800PA

This Agrément Certificate Product Sheet[1] relates to Preprufe[2] 800PA, a self-adhesive damp-proof and waterproof membrane for use on below ground structures and to protect the building against radon, carbon dioxide and methane from the ground.

(1) Hereinafter referred to as 'Certificate'.
(2) Preprufe is a registered trademark.

CERTIFICATION INCLUDES:

- factors relating to compliance with Building Regulations where applicable
- factors relating to additional non-regulatory information where applicable
- independently verified technical specification
- assessment criteria and technical investigations
- design considerations
- installation guidance
- regular surveillance of production
- formal three-yearly review.

KEY FACTORS ASSESSED

Resistance to water and water vapour — the product, including joints, provides an effective barrier to the passage of water under hydrostatic pressure and water vapour from the ground (see section 6).

Resistance to underground gases — the membrane is capable of restricting the ingress of radon, methane and carbon dioxide gases into the building (see section 7).

Resistance to mechanical damage — the product will accept, without damage, the loads associated with installation (see section 8).

Adhesion and stability — the adhesion of the product to the substrate and to itself is satisfactory (see section 9).

Durability — under normal service conditions the product will provide an effective barrier to the transmission of liquid water, water vapour, radon, methane and carbon dioxide gases for the lifetime of the structure in which it is installed (see section 12).

The BBA has awarded this Certificate to the company named above for the product described herein. This product has been assessed by the BBA as being fit for its intended use provided it is installed, used and maintained as set out in this Certificate.

On behalf of the British Board of Agrément

Date of Third issue: 26 January 2017

John Albon — Head of Approvals
Construction Products

Claire Curtis-Thomas
Chief Executive

Originally certificated on 6 June 2012

PREPRUFE 800PA

Originally certificated on 6 June 2012

In 2019, GCP was touting products that were certified nearly EIGHT years ago as new innovations!

We believe GCP lacks urgency on new product innovation.

Source: GCP earnings transcripts, website.

GCP Needs a Market-Driven, Data-Based Long Term R&D Strategy

We believe that GCP's organizational problems have resulted in a broken R&D process that is failing to deliver category creators and lagging peers in new sales productivity.

Background

- The role of marketing is to understand competitive landscapes and customer preferences, acting as a gatekeeper to vet new product ideas and provide a strategic voice in the product development process.

- While former employees have praised the strength of the marketing department under W.R. Grace, **there has been uniform criticism of the <u>limited role that marketing plays in product development since spin off</u>**.

Problem

- GCP's approach to R&D has been **<u>short-term</u>** – interviews indicate it is a reactive **<u>sales-driven process</u>** based on **<u>immediate, and often, disjointed customer needs</u>** with **<u>insufficient input and oversight from marketing and senior executives</u>**.

- The **<u>lack of long-term strategy</u>** and **<u>sufficient executive committee oversight</u>** has resulted in two problems:

  1 Products are launched without sufficient a business case, field testing, customer testing and check points, which results in lower sales.

  2 Since R&D doesn't prioritize long-term projects with data driven marketing, GCP hasn't developed a category creator in SBM since spin-off.

Proposed Solution



Proposed New Product Development Flow

Sales → Marketing & Product Mgmt → Executive Comm. → R&D

- **Empower marketing** to act as an initial gatekeeper for new product ideas.

- **Create an Executive Committee to enforce robust new product review process** to ensure products have adequate demand and ROI.

We believe GCP should better integrate marketing into the product development process.

Source: Starboard estimates and analysis from leading consulting firm engaged in the evaluation of GCP's operations and performance, industry research and interviews.

We Believe GCP's Capital Deployment in SCC Also Requires a Fresh Perspective

We believe that within SCC, GCP has potentially placed an outsized development focus on Verifi. Considering Verifi has existed in one form or another over the last 10 years, we believe an objective ROI-based evaluation is critical.

What is Verifi?

- Verifi is a technology tool designed **for ready mix concrete trucks** in GCP's SCC business

- Verifi **monitors and controls different attributes of concrete in trucks** (temperature, slump, water, etc.) as they travel from a supplier to a given project site

- GCP has **owned Verifi for almost a decade**, but still describes it as a new technology with a ~$1 billion market opportunity. So far, GCP **has not disclosed how much revenue or profit loss the business generates**



GCP shareholders deserve a Board that will ask difficult questions and prioritize return on investment.

Source: GCP's public filings.

Verifi is Not a New Technology & Requires Management to be Thoughtful About Investing

While GCP touts Verifi as a new area for growth, the business has existed for almost a decade. The business' long and complicated history within both W.R. Grace and GCP requires careful examination.



Verifi Timeline

Mar 2009:
Ready Slump **starts being sold as "Verifi."**

Apr 2010:
Grace becomes the exclusive agent for RS Solutions ("Ready Slump").

Dec 2010:
Grace purchases of Ready Slump / Verifi.

2012 - 2014:
Grace invests in the business, trying to grow it out.

Jul 2014:
Grace reduces investment in Verifi citing **inadequate returns**.

May 2016:
Although the business has already existed for almost a decade, Greg Poling calls Verifi a "**new market place**" and an area of focused investment.

Aug 2016:
GCP acquires Sensocrete, a ready-mix related measurement technology that would augment Verifi.

2016 - 2020:
GCP continues investing in the business and discloses **no financial information**.

We think the Company's continued investment in Verifi requires an independent and fresh perspective.

Source: GCP's and GRA's public filings, press releases.

Grace and GCP Disagreed on Verifi's Market Viability

Grace Tried to Commercialize VERIFI But Gave Up…

"We are repositioning our Verifi process control technology business. **Market adoption has been below our expectations**, and the business is not producing the returns we want. As a result, we have decided to operate Verifi as a more targeted niche offering, and have **reduced our investment in growing the business**."

GRACE *- Hudson La Force, CFO, W.R. Grace (7/23/14)*

…Six Years Later GCP is Still Trying to Make it Work

"Verify is a new marketplace…**We have a head start in this market.** It's a relatively small business today but growing at very nice mid double-digit rates and **we're investing in this business** in terms of both its stickiness and its ability to drive performance with the Ready Mix customers"

gcp applied technologies *- Greg Poling, Fmr CEO, GCP (5/17/16)*

"Our capital investments could be slightly higher in 2018 than our target of 5% of sales due to **investments required for our new VERIFI contracts.**"

gcp applied technologies *- Dean Freeman, Fmr CFO (2/27/18)*

"With an estimated addressable market of approximately $1 billion, VERIFI is a key source of growth for GCP and remains a **top investment priority**."

gcp applied technologies *- Narasimhan Srinivasan, VP Strategy & Corp Dev, GCP (8/7/18)*

"We've **committed** to having sales generated through the VERIFI program of $50 million to $75 million by the end of 2021."

gcp applied technologies *- Randall Dearth, CEO, GCP (2/26/20)*

While we do not take a definitive view on Verifi at this time, we have nominated director candidates we believe would ask the right questions to make data-driven decisions.

Source: GCP's and GRA's public transcripts.

D. Board Engagement Plan

Starboard Has an Actionable Plan to Improve GCP's Operations After Years of Underperformance

1 **Reaccelerate Revenue Growth**

- ✓ Redesign sales compensation plans and restructure customer service organization.

- ✓ Diversify product portfolio into international markets.

- ✓ Augment organic growth opportunities with thoughtful value-added, and financially sound M&A.

2 **Improve Gross Margins**

- ✓ Restructure the current product design process to encourage efficient engineering and price-conscious material inputs.

- ✓ Diversify raw material procurement.

3 **Improve SG&A Expense Structure**

- ✓ Redistribute headcount to increase number of employees per manager to best-in-class levels.

- ✓ Streamline organizational layers that both make innovation more difficult and raise costs.

4 **Improve R&D Productivity**

- ✓ Prioritize SBM product development with the same vigor as Verifi.

- ✓ Fund new SBM category-creators, in the same vein as PREPRUFE, one of GCP's most profitable products.

We Intend to Lay the Foundation For Executing Our Plan Within the First 100 Days

This group of director nominees has already begun to put together a 100-day plan to ensure that the Board can work quickly and seamlessly with management to lay the foundations for executing our longer-term strategic initiatives.

- Below, we present a high-level summary of the key tasks our director nominees would undertake within the first 100-days.

Onboarding Process

- **Assess, develop, validate, and quantify** long-term strategic opportunities via close collaboration with management.
  - Leverage **management presentations** and historical board materials.
  - Focus on a **data-driven approach** to understanding how the business is being run today.
- Areas of focus include **revenue growth, gross margin, SG&A, R&D expense, and capital allocation**.
- Assess **organizational talent pool**
- Develop **high-level road map** for each category.
- Create **communication plan** for key stakeholders

Develop Strategic Plan

- Work with management to expand high-level strategic road map, prioritizing initiatives based on **ease of execution** and potential for **greatest positive impact**.
- Set **quantifiable metrics** and milestones to **measure progress** and create accountability.
- **Determine resources** needed to support strategic plan implementation.
- **Assign budget** for each component of the strategic plan.
- Communicate with stakeholders to **create transparency and buy-in** from across the organization.

Execute Strategic Plan

- Begin **implementing** most impactful initiatives.
- **Transition ownership** of the strategic plan to key business leaders, but continue to **create accountability** by overseeing and tracking progress.
- **Maintain flexibility** to alter course or reassess if data does not support initial hypothesis.
- **Continue to communicate** changes and plans across key stakeholder groups.

100-Day Plan: Reaccelerate Revenue Growth



	Week													
	1	2	3	4	5	6	7	8	9	10	11	12	13	14

Assess Current Product Portfolio & Markets
- Initiate detailed market research and metrics-based financial analysis of each GCP business line
- Identify strategy to defend and grow market share in leadership categories (Building Envelope, etc.)
- Allocate resources and investment according to focused and long-term market and category goals

Unlock Growth Opportunities
- Initiate data-driven market analysis in GCP'S product categories and geographic markets, and strategize with GCP's local and corporate marketing and sales teams to identify opportunities
- Prioritize focus areas based on a financial return analysis
- Align organizational incentives with priority areas
- Identify, if any, partnerships or strategic acquisitions

Assess Go-To-Market Strategy
- Categorize customers (strategic, core, opportunistic)
- Assess go-to-market strategy in accordance with customer needs and priorities in both SBM and SCC
  - Conduct customer analysis to dissect project losses and market share loss in SBM
  - Conduct customer analysis to understand any dissatisfaction points with SCC customers
  - Analyze customers metrics – on-time delivery, backlogs, backorders
- Implement tailored go-to-market strategies in each business unit

Assess & Realign Sales Organization
- Assess compensation incentives and remove any barriers or caps to top-line and bottom-line performance
  - Benchmark compensation against peers
- Tier the sales team and identify local market opportunities for sales improvement
- Identify and remove any barriers to collaboration across the sales teams and different business lines
- Market test new compensation plans, if any

= Actions within an activity ▲ = Decision point

STARBOARD VALUE

100-Day Plan: Improve Gross Margins



	Week													
	1	2	3	4	5	6	7	8	9	10	11	12	13	14

Assess Manufacturing Footprint

Analyze facility footprint and capacity utilization, along with customer density points and transportation costs to market

Devise optimal manufacuturing footprint with long-term product portfolio strategy

Initiate footprint rationalization, if necessary

Maximize Value of Procurement

Run an "As Is Assessment" to analyze the people, capabilities, and current purchasing portfolio

Analyze the geographic breakdown of procurement from regional, local, or long-distance sources

Implement optimization strategies to reduce input costs

Diversify raw material sources where financially feasible

Improve Individual Plant Productivity

Assess current production output in each plant

Assess the fixed, variable, direct and indirect costs in each plant

Evaluate plant management structure and talent

Analyze and optimize plant management compensation practices

Implement cost saving initiatives where necessary

Increase Product Profitability

Assess gross profit and contribution margin of each product category

Rate the top and bottom profit generating products

Assess both the strategic rationale and drivers of underperformance for unprofitable product categories

Adjust the portfolio as necessary

= Actions within an activity   = Decision point

100-Day Plan: Improve SG&A Expense Structure



	Week													
	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Review G&A Headcount By Department														
Analyze and develop spans / layers														
Benchmark against specialty chemicals and construction peers														
Identify opportunities to consolidate, outsource, or re-engineer operations to maximize efficiency and grow the business														
Implement headcount reduction, where necessary														
Review HR Policies and Practices														
Assess how members of the organization function and collaborate														
Review key HR employee contracts / agreements														
Reengineer company policies and organization to ensure company situated for growth and efficiency														
Review Compensation and Benefits														
Understand current benefits and contract terms														
Understand financial and legal obligations														
Maximize Business Unit Accountability														
Define org structure, reporting relationships, roles														
Shift responsibility of business unit performance to unit heads														
Rationalize corp titles and functions where necessary														

= Actions within an activity   = Decision point

100-Day Plan: Improve R&D Productivity



	Week													
	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Assess GCP's Current R&D Organization														
Assess GCP's R&D budget and resource allocation														
Assess GCP's team structure and project processes														
Evaluate GCP's R&D metrics and project accountability														
Identify Long-Term R&D Strategy														
Assess GCP's outstanding R&D projects and business plans														
Identify long term product development goals														
Identify product extensions														
Identify **category creators**														
Align R&D budgets to **highest return** projects														
Institute Product Formulations Processes														
Assess current structures in place to improve product formulations that increase profitability of product portfolio														
Initiate processes for continuous improvement to formulations														

= Actions within an activity   = Decision point

IV. Creating the Best Board for GCP

Starboard Has a Methodical Process to Identify High-Quality Board Members

Starboard has a long history of identifying high-quality board members, having added or replaced <u>237 corporate directors on 68 boards</u>.

- Starboard uses the following criteria to evaluate potential directors:

    - <u>**Industry Relevance**</u> – Does the individual have an in-depth understanding of industry dynamics?

    - <u>**Proven Operational Track Record**</u> – Has the individual created value for shareholders in his or her prior leadership roles?

    - <u>**Proven Leadership Track Record**</u> – Has the individual held senior management roles and / or public board roles?

- Starboard uses the following process to identify potential directors:

    - <u>**Search Firm**</u> – Starboard has strong relationships with leading executive search firms.

    - <u>**Proprietary Network**</u> – Starboard has strong relationships with highly successful current and former executives.

    - <u>**Candidate Interviews & Reference Checks**</u> – Starboard conducts comprehensive diligence on each of its nominees.

We are confident in our ability to identify high-quality board members who are committed to creating shareholder value.

Overview of Starboard Director Nominees

We have compiled a diverse slate of experienced and knowledgeable industry experts who we believe could propel GCP forward.

■ Our highly-qualified nominees have range of experiences that complement each other. Collectively, they are **industry-leading experts** on **corporate governance**, **construction chemicals and products**, and **corporate turnarounds**.

■ We have nominated **six new director nominees** and **two current board members** to the 10-person Board, leaving the opportunity for Board continuity.

New Director Nominees



Kevin W. Brown
Fmr EVP, LyondellBasell Manufacturing & Refining



Peter A. Feld
Managing Member, Starboard Value



Janet P. Giesselman
Fmr President, Dow Chemical - Oil & Gas



Andrew M. Ross
Fmr President, Rockwood Pigments & Additives



Linda J. Welty
Fmr President, H.B. Fuller Specialty



Rob H. Yanker
Director Emeritus, McKinsey & Co.

Current Board Members From March 2019 Settlement



Clay H. Kiefaber
Fmr CEO & President, Colfax



Marran H. Ogilvie
Experienced Public Board Member

We Believe our Director Nominees Are More Qualified to Guide a Turnaround at GCP

We have compiled a diverse slate of experienced industry experts who can propel GCP forward.

Starboard Nominees

	#	Nominee	Construction / Chemicals Experience	C-Level / President Experience	Turnaround Experience	Prior Public Company Board Experience	Diversity
New Nominees	1	**Kevin W. Brown** *Fmr EVP, LyondellBasell*	✓	✓	✓		
	2	**Janet P. Giesselman** *Fmr President, Dow Chemical*	✓	✓	✓	✓	✓
	3	**Peter A. Feld** *Managing Member, Starboard Value*			✓	✓	
	4	**Andrew M. Ross** *Fmr President, Rockwood*	✓	✓	✓	✓	
	5	**Linda J. Welty** *Fmr President, H.B. Fuller*	✓	✓	✓	✓	✓
	6	**Rob H. Yanker** *Director Emeritus, McKinsey*	✓		✓	✓	
Incumbent Directors	7	**Clay H. Kiefaber** *Fmr CEO, Colfax*	✓	✓	✓	✓	
	8	**Marran H. Ogilvie** *Experienced Public Board Member*		✓	✓	✓	✓
	9						
	10						

We have nominated a slate of highly-qualified and experienced nominees to help create value at GCP.

Our Nominees: Kevin W. Brown

We believe that Mr. Brown's extensive industry and chemicals experience coupled with his operational expertise would make him a valuable addition to the Board.



- **Mr. Brown** previously served as the Executive Vice President of Manufacturing & Refining at LyondellBasell Industries. Prior to that, he served as a Senior Vice President of Refining at LyondellBasell and as Executive Vice President of Operations at **Sinclair Oil Corporation**.

- **Mr. Brown** currently serves as a member of the **Board of Managers** of JP3 Measurement, as a member of the **Executive Advisory Council for RLG International**, and as a member of an advisory board for W.R. Grace & Company.

- **Mr. Brown** previously served as Chairman of the **National Petrochemical and Refiners Association** (NPRA), as Vice Chairman of the NPRA, and as a member of the Executive Committee of NPRA.

    

Our Nominees: Peter A. Feld

We believe that Mr. Feld's extensive knowledge of the capital markets, corporate finance, and public company governance practices as a result of his investment experience, together with his significant public company board experience, would make him a valuable asset to the Board.



- **Mr. Feld** is a Managing Member and Head of Research at **Starboard Value LP**. Prior to founding Starboard, he was a Managing Director at Ramius and a Portfolio Manager at **Ramius Value and Opportunity Master Fund Ltd.**
- **Mr. Feld** currently serves as a director of NortonLifeLock, **AECOM**, and Magellan Health.
- **Mr. Feld** previously served as a director of **Marvell Technology**, Brink's, **Darden Restaurants**, Insperity, and Tessera, among others.









Note: Boards as of last five years.

Our Nominees: Janet P. Giesselman

We believe that Ms. Giesselman's significant leadership experience as a senior executive in the specialty chemicals industry and her expertise in growth strategies and innovation, as well as her service on a number of public company boards would make her a valuable addition to the Board.



- **Ms. Giesselman** previously served as President of Dow Chemical's Oil and Gas Division and as Business Vice President of Dow Chemical's Latex Division. She previously served in a variety of positions at Rohm & Haas, including serving as a Regional Business Director.

- **Ms. Giesselman** currently serves as a director of Avicanna (TSX), Twin Disc, Ag Growth, and **McCain Foods** (private).

- **Ms. Giesselman previously served as a director of OMNOVA Solutions and of a number of private companies**, including **Retirement Living Inc.**, **Visionary Enterprise Inc.**, Michigan Surgery Investment Board, Solvay Americas, **Indiana Pro Health Network, LLC**, Dow Reichhold Spec, Indianapolis University Research Technology, **ROHMID, LLC** and F&R Agro.










Our Nominees: Andrew M. Ross

We believe that Mr. Ross brings extensive senior leadership roles at family-owned, private equity sponsored and publicly-owned companies in addition to significant operational experience in the industrials space.



- **Mr. Ross** previously served as President of the Pigments and Additives business of **Rockwood Holdings**. Prior to that, **Mr. Ross** served in various management roles at Rockwood, including as President of Color Pigments and Services and as President of Performance Additives.

- **Mr. Ross** currently serves as a director of Ferro.

- **Mr. Ross** previously served as an advisor to Huntsman Pigments and Additives.





Our Nominees: Linda J. Welty

We believe that Ms. Welty's extensive global industrial experience, including her C-suite executive leadership roles in the chemical, natural resource and energy industries, will allow Ms. Welty to provide strategic, financial and corporate governance insight, making her a valuable addition to the Board.



- **Ms. Welty** served as COO of **Flint Ink** and as President of the **Specialty Group** at H.B. Fuller. Prior to that, she served as a Vice President of Hoechst.

- **Ms. Welty** serves on the board of Mercer International, and a number of private organizations, including Huber Engineered Materials and St. Mary's **Good Samaritan Hospital Foundation**.

- **Ms. Welty** previously served on the boards of Massey Energy and **Vertellus Specialties** and as Chairman of the Atlanta Chapter of the **National Association of Corporate Directors**.













Our Nominees: Rob H. Yanker

We believe that Mr. Yanker's significant managerial and operational expertise gained from his extensive experience advising and consulting for senior management teams, together with his public board experience, well qualifies him to serve as a director of the Company.



- Mr. Yanker currently serves as a Director Emeritus at **McKinsey & Company**, where he also spent more than 27 years advising clients in the industrial, chemical, consumer, and telecommunications sectors on a full range of issues, including strategy, portfolio assessment, sales and operations transformation, restructuring and capability building.

- Mr. Yanker previously served as a director of Bemis, Aaron's, and Wausau Paper.

McKinsey&Company   Aaron's Furniture. Electronics. Appliances.   wausauPAPER®   Bemis

Our Nominees: Clay H. Kiefaber

We believe that Mr. Kiefaber's substantive experience from serving in a variety of senior executive positions as well as his industry specific knowledge makes him a valuable asset to the Board.



- **Mr. Kiefaber** previously served as CEO and President of Colfax. Prior to Colfax, he also served as Group President of Architectural Coatings and Windows at Masco and as a Senior Manager for **PricewaterhouseCoopers**.

- **Mr. Kiefaber** currently serves as a director of a **GCP Applied Technologies**.

- **Mr. Kiefaber** previously served as a director of Colfax.

- **Mr. Kiefaber** also previously served as Special Assistant to the Secretary of Commerce in Finance & Budget.

COLFAX   MASCO

Our Nominees: Marran H. Ogilvie

We believe that Ms. Ogilvie's substantial business experience and financial background coupled with her extensive experience serving as a director of public companies make her a valuable addition to the Board.



- **Ms. Ogilvie** is an experienced public board experience.

- **Ms. Ogilvie** currently serves as a director of **GCP Applied Technologies**, Evolution Petroleum, Ferro, and Four Corners Property Trust.

- **Ms. Ogilvie** previously served as a director of Bemis, **Forest City Realty Trust**, LSB Industries, **Seventy Seven Energy**, The Korea Fund, ZAIS Financial, and **Southwest Bancorp**.

- **Ms. Ogilvie** also previously served as an Advisor to the **Creditors Committee** for the **Lehman Brothers International (Europe) Administration**.

   

   

   

V.   Conclusion

We Believe There is an Opportunity to Create Substantial Value at GCP

GCP shareholders deserve a Board that will demand accountability and excellence from the Company.

- GCP spun off from W.R. Grace in February 2016 with **attractive market share** across major product categories.

- Despite a favorable industry environment, **GCP's revenue has been stagnant and operating margins have declined**, resulting in poor relative stock price performance.

- Management's **performance has fallen far short of the Board's expectations** – management has received little to no annual incentive compensation over the past three years due to poor performance.

- In the face of continued underperformance, the **Board has seemed complacent**.

- Rather than demanding accountability and searching for new leadership, the **Board instead sanctioned four ineffective restructuring plans** over three years, spending nearly $80 million – $1.00 per share – on initiatives that have yielded few tangible improvements.

- In 2019, under **tremendous shareholder pressure**, the **Board finally took action** to change the CEO.

- We believe the **Board's complacency and preference for the status quo** stems from **personal relationships and potential conflicts of interest among GCP directors**, which may hinder accountability and independence.

- We have developed a **plan to significantly improve revenue growth and margins**.

- We have identified a **group of highly qualified and relevant experts** who would **propel GCP forward** if elected at the Annual Meeting.

Source: GCP's public filings.
Note: If a majority of our nominees are elected to the Board, we would expect that our strategic plan will be implemented alongside GCP's management team and upon verification of the opportunities identified in our plan. While our strategic plan has been carefully devised with a group of advisors, together with our nominees, with an eye towards improving the Company's operations and enhancing shareholder value, there can be no guarantee that the strategic plan will ultimately create value for shareholders.

Protect and Enhance Your Investment by Voting on the WHITE Proxy Card Today

- Starboard has a long history of driving operational, financial, and strategic turnarounds.

- We believe we have a better plan to create value.

- We believe we have a superior slate of directors.

- Vote on Starboard's WHITE proxy card today

Vote for meaningful change

Vote to allow us to improve GCP for the benefit of ALL shareholders

Vote on Starboard's WHITE proxy card today

Appendix

A) Marvell

Starboard Successfully Reconstituted a Majority of Marvell's Board That Guided the Company to a Turnaround

On April 27, 2016, Starboard agreed to a settlement with Marvell. As a result of the settlement, Marvell's Board dramatically changed.

- The settlement originally added 5 new directors and 3 more new directors were added after the settlement with Starboard.

Marvell's Board of Directors in 2017



Rick Hill (Chairman)
Former CEO of Novellus Systems



Tudor Brown
Co-founder of ARM Holdings



Gerri Elliott
Former Chief Customer Officer, Juniper Networks



Peter Feld
Managing Member of Starboard Value



Oleg Khaykin
CEO of Viavi Solutions
Former CEO of International Rectifier



Matt Murphy
President & CEO of Marvell



Mike Strachan
Former Member of Ernst & Young's America's Executive Board



Robert Switz
Former Lead Director of Broadcom Corp.



Randhir Thakur
Former GM at Applied Materials

Incumbent Director

Starboard reconstituted a majority of Marvell's Board with capable directors who guided a successful turnaround.

Source: Marvell's public filings.

Marvell's Reconstituted Board Drove Improvements in Operating and Financial Performance

The new Board empowered Marvell to improve its operations and profitability after years of underperformance.

Marvell Before Board was Reconstituted

Net Revenue



$3,404
(11.8%) CAGR
$2,649
FY2014
FY2016

Adjusted Gross Margin



51.8%
(230 bps)
49.5%
FY2014
FY2016

Adjusted Operating Margin



14.8%
(690 bps)
7.9%
FY2014
FY2016

Marvell After Board was Reconstituted

Net Revenue



$2,649
4.7% CAGR
$3,489
FY2016
FY2022E

Adjusted Gross Margin



49.5%
1,510 bps
64.6%
FY2016
FY2022E

Adjusted Operating Margin



7.9%
2,200 bps
29.9%
FY2016
FY2022E

The reconstituted Board helped Marvell reach its full potential.

Source: Marvell's public filings, Starboard estimates, and Wall Street research.
Note: While Starboard believes that the changes or improvements made at the company were attributable in large part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Starboard's active involvement and beyond, there is no objective method to confirm what portion of such growth was attributable to Starboard's efforts and what may have been attributable to other factors and does not provide the performance of Starboard's investments.

Marvell's Share Price Outperformed Peers Once the Board was Reconstituted

Marvell's share price performed significantly better once the Board was reconstituted than in the three years prior.[(1)]

3-Year Stock Price Performance Prior to Board Reconstitution[(2)]



Indexed Stock Price (Apr 2013 = 100)
200
180
160
140
120
100
80
60
Apr-13
Dec-13
Aug-14
Mar-15
Nov-15
+63%
4%
MRVL
SOXX

3-Year Stock Price Performance After Board Reconstitution[(2)]



Indexed Stock Price (Apr 2016 = 100)
260
240
220
200
180
160
140
120
100
80
Apr-16
Dec-16
Aug-17
Mar-18
Nov-18
+152%
+136%
MRVL
SOXX

Marvell created significant shareholder value once the Board was reconstituted.

Source: CapitalIQ. (1) We define Board reconstitution as beginning on April 27, 2016, which is the date of Starboard's settlement with the company, which included the Company adding five new independent directors to the Board. (2) Total returns for all periods include dividends. Note: While Starboard believes that the changes or improvements made at the company were attributable in large part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Starboard's active involvement and beyond, there is no objective method to confirm what portion of such growth was attributable to Starboard's efforts and what may have been attributable to other factors and does not provide the performance of Starboard's investments.

B) Darden

Starboard Successfully Reconstituted Darden's Board, Which Positioned the Company For a Turnaround

On October 10, 2014, Darden's shareholders elected all 12 Starboard-nominated directors to Darden's Board of Directors.

- Starboard nominated a full slate of 12 highly-qualified director candidates to replace the entire Board of Darden.[1]

- In a landmark corporate governance event, Starboard's entire slate was elected with overwhelming support, the first time that this had ever happened in a Fortune 500 company.

Starboard's Board of Directors for Darden

      

Betsy Atkins
Fmr CEO, Ascend Communications

Margaret Atkins
Fmr EVP, Sears

Jean Birch
Fmr President, IHOP

Bradley Blum
Fmr President, Olive Garden

Peter Feld
Managing Member, Starboard Value

James Fogarty
Fmr CEO, Orchard Brands

Gene Lee
CEO, Darden Restaurants

      

Cynthia Jamison
Chairman, Tractor Supply

William Lenehan
Fmr CEO, MI Development

Lionel Nowell
Fmr SVP, PepsiCo

Bill Simon
Fmr. CEO – U.S., Wal-Mart Stores

Jeffrey Smith
CEO, Starboard Value

Charles Sonsteby
Fmr CFO, Brinker International

Alan Stillman
Fmr Chairman, Smith & Wollensky

Starboard entirely reconstituted Darden's Board with experienced directors.

Source: Darden's public filings.
(1)   Bill Simon was invited onto the Board one week after Starboard won the Board election contest in October 2014.

Darden's Reconstituted Board Drove Dramatically Improved Operational Performance

The new Board empowered Darden to improve its operations and profitability after years of underperformance.

Darden Before Board was Reconstituted	Darden After Board was Reconstituted
Same-Store-Sales	**Same-Store-Sales**

 

Gross Margin[3]	Gross Margin[4]

 

Adjusted Operating Margin	Adjusted Operating Margin

 

The reconstituted Board helped Darden reach its full potential.

Source: Darden's public filings, Starboard estimates, and Wall Street research. (1) Total company SSS based on Wall Street estimates. (2) SSS shown from FY 2014 – FY 2019 because of COVID impact on projected SSS. As a result we do not believe FY2022E SSS growth is representative of run-rate Company performance. (3) Gross Profit defined as Total Revenue less Food & Beverage expense, Restaurant Labor expense, and Marketing expense. (4) For 2012, Adjusted Operating Margin defined as Earnings Before Income Taxes plus Interest expense and Asset Impairment charges. Note: While Starboard believes that the changes or improvements made at the company were attributable in large part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Starboard's active involvement and beyond, there is no objective method to confirm what portion of such growth was attributable to Starboard's efforts and what may have been attributable to other factors and does not provide the performance of Starboard's investments.

Darden's Share Price Outperformed the Broader Index Once the Board Was Reconstituted

Darden's share price outperformed the broader index once the Board was reconstituted, as compared to the three years prior.[1]

3-Year Stock Price Performance Prior to Board Reconstitution[2]	3-Year Stock Price Performance After Board Reconstitution[2]





Darden created significant shareholder value once the Board was reconstituted.

Source: CapitalIQ. (1) We define the date of Board reconstitution as October 10, 2014, which is the date that the reconstituted Board was voted in by shareholders. (2) Total returns for all periods include dividends but exclude additional returns from the spinoff of FCPT. Note: While Starboard believes that the changes or improvements made at the company were attributable in large part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Starboard's active involvement and beyond, there is no objective method to confirm what portion of such growth was attributable to Starboard's efforts and what may have been attributable to other factors and does not provide the performance of Starboard's investments.